Form 51-102F4
BUSINESS ACQUISITION REPORT
ITEM 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

Brookfield Properties Corporation (“Brookfield Properties” or the “Company”) BCE Place, 181 Bay Street Suite 330, P.O. Box 770 Toronto, Ontario M5J 2T3

1.2	Executive Officer

The following executive officer of Brookfield Properties is knowledgeable about the significant acquisition described herein and this business acquisition report.

Craig J. Laurie Senior Vice President and Chief Financial Officer 416-956-5170

ITEM 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On October 5, 2006, Brookfield Properties, with the participation of an investor from Brookfield Properties Office Partners (as hereinafter defined), indirectly acquired all of the issued and outstanding shares of Trizec Canada Inc. (“TCI”) through a wholly owned subsidiary, 3147013 Nova Scotia Company. The acquisition of all of the issued and outstanding shares of TCI was completed by way of a plan of arrangement (the “Arrangement”) which was approved at a meeting of the shareholders of TCI on September 12, 2006 (the “TCI Meeting”). Immediately upon completion of the Arrangement, 3147013 Nova Scotia Company and TCI amalgamated to form BPOP Holdings (Canada) Inc.

Also on October 5, 2006, a consortium of institutional investors led and managed by Brookfield Properties investing through one or more direct or indirect investment vehicles (collectively, “Brookfield Properties Office Partners” or “BPOP”) along with its partner, The Blackstone Group (“Blackstone”), acquired all of the issued and outstanding shares of Trizec Properties, Inc. and its subsidiaries (“TPI”) other than those shares of TPI held by TCI. The shares of TPI were acquired through the merger of Grace Acquisition Corporation with and into TPI (the “Merger”). Grace Acquisition Corporation (“Grace”) was wholly owned by TRZ Holdings LLC which in turn is owned by BPOP and Blackstone. Upon completion of the Merger, TPI was renamed TRZ Holdings II Inc. After the consummation of the Merger and the Arrangement, TRZ Holdings LLC

owned approximately 63% of the outstanding shares of TRZ Holdings II Inc. and BPOP Holdings (Canada) Inc. indirectly owned approximately 37% of the remaining outstanding shares of TRZ Holdings II Inc.

Prior to the completion of the Merger and Arrangement, TCI was a Canadian public company and a mutual fund corporation under Canadian tax rules. TCI, now existing as BPOP Holdings (Canada) Inc., is primarily engaged in the U.S. real estate business through its approximately 37% interest in TPI (now TRZ Holdings II Inc.).

Prior to the completion of the Merger, TPI was a REIT headquartered in Chicago. TPI was one of the largest owners and operators of commercial office properties in the United States. TPI’s primary business is the ownership and management of office properties. All of its operations are within the United States.

At September 30, 2006 TPI had ownership interests (excluding the Sold Properties as hereinafter defined) in a total portfolio of 48 office properties comprising approximately 26 million square feet of total area. Based on owned area, its 48 office properties comprise approximately 24 million square feet. TPI’s office properties were primarily concentrated in markets in the United States, located in the following major metropolitan areas: Atlanta, Georgia; Chicago, Illinois; Dallas, Texas; Houston, Texas; Los Angeles, California; New York, New York; and Washington, D.C.

In connection with the Merger and Arrangement, from September 26, 2006 through September 30, 2006 certain subsidiaries of TPI (collectively referred to in this paragraph as “TPI”) entered into 16 agreements relating to the sale of 15 office properties, one parking garage and six vacant land parcels (collectively, the “Sold Properties”), for an aggregate consideration of approximately U.S.$1.2 billion. Accordingly, the Sold Properties were not part of TPI’s portfolio upon completion of the Merger and Arrangement.

2.2	Date of Acquisition

The effective date of the Arrangement and the Merger was October 5, 2006.

2.3	Consideration

The shares of TCI were acquired for cash consideration of U.S.$30.9809 per share for an aggregate consideration of approximately U.S.$1.86 billion. The shares of TPI (other than those held by TCI) were acquired for cash consideration of U.S.$29.0209 per share for an aggregate consideration of approximately U.S.$2.82 billion.

BPOP contributed approximately U.S.$1.03 billion of its funds towards the acquisition of TCI and the remainder of the consideration was debt financed through the loans provided by the Lenders (as hereinafter defined) as further described below. In respect of the acquisition of TPI, BPOP contributed

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U.S.$338.5 million and the remainder of the consideration was financed through Blackstone’s equity contribution totalling approximately U.S.$507 million and through the loans provided by the Lenders as further described below.

Brookfield Properties’ aggregate contribution to the BPOP was approximately U.S.$857 million.

In connection with the Merger and the Arrangement, the parties obtained debt financing from a group of lenders including Merrill Lynch Mortgage Lending, Inc., Bear Stearns Commercial Mortgage, Inc., German American Capital Corporation, Morgan Stanley Mortgage Capital Inc. and Royal Bank of Canada (collectively, the “Lenders”).

The financing comprised of advances by the Lenders in three separate groups of loans and has, and will be, used for purposes including, without limitation, paying a portion of the consideration under the agreements relating to the Merger and the Arrangement, certain reserves, refinancing certain existing debt, paying certain carrying costs and paying various other costs and expenses relating to the Merger and the Arrangement.

The first group of loans were advanced to various indirect jointly-owned subsidiaries of BPOP and Blackstone to fund, in part, the acquisition of TRZ Holdings II Inc. The aggregate principal amount of these loans is approximately U.S.$2.34 billion. These loans are guaranteed by, and are secured by pledges of the stock and units (as applicable) of, certain indirectly wholly-owned and jointly-owned subsidiaries of BPOP and Blackstone. Brookfield Properties has delivered a guaranty in connection with these loans, limited to the monthly debt service payment amounts for one year for one of the loans, being that loan in the principal amount of U.S.$354 million.

The second group of loans were advanced to various indirect wholly-owned subsidiaries of BPOP to fund, in part, the acquisition of TCI. The aggregate principal amount of these loans is approximately U.S.$765 million. These loans are guaranteed by, and are secured by pledges of the stock and units (as applicable) of, certain indirectly wholly-owned and jointly-owned subsidiaries of BPOP and Blackstone. Brookfield Properties has delivered a guaranty in connection with these loans, limited to the monthly debt service payment amounts for one year for one of the loans, being that loan in the principal amount of approximately U.S.$116 million.

The third group of loans were advanced to various other indirect jointly owned subsidiaries of BPOP and Blackstone which own real properties. The proceeds of these loans were used, in part, to repay certain existing indebtedness relating to such real properties, to make payments into reserve funds, and to pay certain carrying costs. The aggregate principal amount of these loans is U.S.$600 million. These loans have also been secured by a first priority mortgage lien on

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certain office complexes which are wholly or indirectly owned or leased by the borrowers under these loans.

2.4	Effect on Financial Position

Except as described below, there are no plans or proposals for material changes in Brookfield Properties’ business affairs or the affairs of BPOP Holdings (Canada) Inc. (formerly TCI) or TRZ Holdings II Inc. (formerly TPI) which may have a significant effect on Brookfield Properties’ results of operations and financial position.

Changes to Management and the Board

All of the directors and senior officers of TCI and TPI resigned upon completion of the Merger and Arrangement and were replaced by a new board of directors and senior management team.

2.5	Prior Valuations

None.

2.6	Parties to Transaction

Not applicable.

2.7	Date of Report

December 8, 2006.

ITEM 3	FINANCIAL STATEMENTS

See the financial statements contained in Schedule A to this business acquisition report, which form part hereof.

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BROOKFIELD PROPERTIES CORPORATION
Form 51-102F4
Business Acquisition Report
SUPPLEMENTARY SCHEDULE A — FINANCIAL STATMENTS
Brookfield Properties Corporation
•	Unaudited proforma consolidated balance sheet as at September 30, 2006.

•	Unaudited proforma consolidated statement of income for the nine months ended September 30, 2006.

•	Unaudited proforma consolidated statement of income for the year ended December 31, 2005.

•	Deloitte & Touche LLP compilation report dated December 8, 2006
The following documents filed with the securities commission or similar authorities in each of the provinces of Canada are specifically incorporated by reference.
•	Audited consolidated balance sheets as at December 31, 2005 and 2004 and the consolidated statements of income and retained earnings and cashflow for the years ended December 31, 2005 and 2004.

•	Unaudited consolidated balance sheet as at September 30, 2006 and the consolidated statements of income and retained earnings and cashflow for the nine months ended September 30, 2006 and 2005.

•	Deloitte & Touche LLP Report of Independent Registered Chartered Accountants dated February 8, 2006.

Trizec Properties Inc.
•	Unaudited consolidated balance sheet as at September 30, 2006 and the consolidated statements of operations, comprehensive income and cash flows for the nine months ended September 30, 2006 and 2005
The following documents filed with the securities commission or similar authorities in each of the provinces of Canada are specifically incorporated by reference.
•	Audited consolidated balance sheets as at December 31, 2005 and 2004 and the consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for the years ended December 31, 2005, 2004 and 2003.

•	PricewaterhouseCoopers LLP Report of Independent Registered Public Accounting Firm dated March 10, 2006.
Trizec Canada Inc.
•	Unaudited consolidated balance sheet as at September 30, 2006 and the consolidated statements of income, retained earnings and cash flows for the nine months ended September 30, 2006 and 2005.
The following documents filed with the securities commission or similar authorities in each of the provinces of Canada are specifically incorporated by reference.
•	Audited consolidated balance sheets as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cash flows for the years ended December 31, 2005 and 2004.

•	PricewaterhouseCoopers LLP Auditors’ Report dated February 10, 2006.

Brookfield Properties Corporation
Pro Forma Consolidated Financial Statements
(Unaudited)

Compilation Report on Consolidated Pro Forma Financial Statements
To the Directors of Brookfield Properties Corporation
We have read the accompanying unaudited pro forma consolidated balance sheet of Brookfield Properties Corporation (the “Corporation”) as at September 30, 2006 and the unaudited pro forma consolidated statements of income for the nine months then ended and for the year ended December 31, 2005 and have performed the following procedures.
1.	Compared the figures in the columns captioned “Brookfield Properties Corporation” to the unaudited consolidated financial statements of the Corporation as at September 30, 2006 and for the nine months then ended, and the audited consolidated financial statements of the Corporation for the year ended December 31, 2005, respectively, and found them to be in agreement.

2.	Compared the figures in the column captioned “Trizec Canada Inc.” to the unaudited consolidated financial statements of Trizec Canada Inc. as at September 30, 2006 and for the nine months then ended, and the audited consolidated financial statements of Trizec Canada Inc. for the year ended December 31, 2005, respectively, and found them to be in agreement.

3.	Compared the figures in the column captioned “Trizec Properties, Inc. (U.S. GAAP)” to the unaudited consolidated financial statements of Trizec Properties, Inc. as at September 30, 2006 and for the nine months then ended, and the audited consolidated financial statements of Trizec Properties, Inc. for the year ended December 31, 2005, respectively, and found them to be in agreement.

4.	Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about;
(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:
(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.
5.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6.	Recalculated the application of the U.S. to Canadian GAAP adjustments to the amounts in the column captioned “Trizec Properties, Inc. (US GAAP)” as at September 30, 2006, and for the nine months then ended and for the year ended December 30, 2005, and found the amounts in the column captioned “Trizec Properties, Inc. (Canadian GAAP)” to be arithmetically correct.

7.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Brookfield Properties Corporation”, “Trizec Canada Inc.” and “Trizec Properties, Inc. (Canadian GAAP)” as at September 30, 2006 and for the nine months then ended and for the year ended December 30, 2005, and found the amounts in the column captioned “Pro Forma Total” to be arithmetically correct.
A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such financial statements.
(signed) Deloitte and Touche LLP
Independent Registered Chartered Accountants
Toronto, Ontario
December 8, 2006

Comments by Independent Registered Chartered Accountants for United States of America readers on differences between Canadian and United States of America Reporting Standards
The above compilation report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with the United States of America standards on the reasonableness of the pro forma adjustments and their application to the pro forma consolidated financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under the United States of America standards, such compilation report would not be included.

(signed) Deloitte and Touche LLP
Independent Registered Chartered Accountants
Toronto, Ontario
December 8, 2006

Brookfield Properties Corporation
Pro Forma Consolidated Balance Sheet
As at September 30, 2006
(Unaudited, in US millions)

						Trizec
			Trizec	U.S. to		Properties,
	Brookfield		Properties,	Canadian		Inc.
	Properties	Trizec	Inc. (U.S.	GAAP		(Canadian	Pro Forma		Pro Forma
	Corporation	Canada Inc.	GAAP)	Adjustments	Notes	GAAP)	Adjustments	Notes	Total
			(Note 5)
		(Note 6)	(Note 6)	(Note 6)		(Note 6)
Assets

Commercial properties	$7,844.0	$—	$5,217.2	$449.4	5(a)(i)	$5,800.3	$2,252.1	3	$14,722.5
				171.2	5(a)(ii)		(1,173.9)	4(a)
				(37.5)	5(a)(iii)

Development properties	1,112.0	—	88.4	37.5	5(a)(i)	125.9	3.1	3	1,220.9
							(20.1)	4(a)

Receivables and other	1,014.0	13.1	669.8	79.6	5(a)(i)	578.1	673.2	3	2,151.0
				(171.2)	5(a)(ii)		(127.4)	4(a)
				(1.0)	5(a)(iv)
				0.9	5(a)(v)

Restricted cash and deposits	398.0	0.9	72.3	21.9	5(a)(i)	94.2	(6.9)	4(a)	486.2
Cash and cash equivalents	123.0	161.6	180.0	—		180.0	(5,600.0)	3	471.7
							3,701.9	3
							868.0	3, 4(b)(ix)
							532.8	3, 4(b)(x)
							1.1	3, 4(b)(iii)
							(4.4)	4(a)
							507.7	3, 4(b)(vii)

Investment in Trizec Properties, Inc.	—	778.7	—	—		—	(778.7)	4(b)(i)	—
Investment in unconsolidated real estate joint ventures	—	—	146.0	(146.0)	5(a)(i)	—			—

	$10,491.0	$954.3	$6,373.7	$404.8		$6,778.5	$828.5		$19,052.3

Liabilities

Commercial property debt	$5,924.0	$—	$3,808.3	$489.3	5(a)(i)	$4,297.6	$17.7	3	$12,604.8
							(1,877.1)	4(a)
							3,701.9	3
							257.2	3, 4(b)(x)
							868.0	3, 4(b)(ix)
							(584.5)	4(b)(ii)
Accounts payable and other liabilities	831.0	9.2	419.2	(46.9)	5(a)(i)	372.2	569.4	3	1,732.1
				(0.1)	5(a)(iv)		(49.7)	4(a)
Future income tax liabilities	262.0	13.4	—	—		—	112.6	3	388.0
Redeemable equity interests	—	—	—	—		—	507.7	3, 4(b)(vii)	507.7
Capital securities	1,137.0	—	—	—		—	65.0	3, 4(b)(vi)	1,202.0
Non-controlling interests	70.0	—	63.1	—		63.1	(63.1)	4(b)(iv)	349.6
							279.6	4(b)(v)
Preferred equity - subsidiaries	341.0	—	0.2	(0.2)	5(a)(v)	—	1.1	3, 4(b)(iii)	342.1

Shareholders’ equity

Preferred equity - corporate	45.0	—	—	—		—			45.0

Common equity	1,881.0	931.7	2,082.9	(37.3)	5(a)(iii), (iv), (v)	2,045.6	(2,977.3)	4(b)(viii)	1,881.0

	$10,491.0	$954.3	$6,373.7	$404.8		$6,778.5	$828.5		$19,052.3

Brookfield Properties Corporation
Pro Forma Consolidated Statement of Income
For the Year Ended December 31, 2005
(Unaudited, in US millions, except per share amounts and as otherwise noted)

			Trizec	U.S. to		Trizec
	Brookfield		Properties,	Canadian		Properties,			Pro
	Properties	Trizec	Inc. (U.S.	GAAP		Inc. (Canadian	Pro Forma		Forma
	Corporation	Canada Inc.	GAAP)	Adjustments	Notes	GAAP)	Adjustments	Notes	Total
			(Note 5)
		(Note 6)	(Note 6)	(Note 6)		(Note 6)
Total revenue	$1,549.0	$28.4	$740.1	$108.1	5(a)(i)	$832.8	$(260.0)	4(a)	$2,231.7
				(0.4)	5(a)(i)		103.8	4(c)(i)
				(15.0)	5(a)(i)
							(22.3)	4(c)(iii)

Net operating income
Commercial property operations	$680.0	$—	$384.6	$56.6	5(a)(i)	$440.6	$(134.4)	4(a)	$1,089.4
				(0.6)	5(a)(vi)		103.2	4(c)(ii)

Residential development operations	106.0	—	—	—		—			106.0
Interest and other	37.0	6.1	3.1	(0.4)	5(a)(i)	2.7	(2.6)	4(a)	43.2
Share of earnings of Trizec Properties	—	22.3	—	—		—	(22.3)	4(c)(iii)	—
Income from unconsolidated real estate joint ventures	—	—	15.0	(15.0)	5(a)(i)	—			—

	823.0	28.4	402.7	40.6		443.3	(56.1)		1,238.6

Expenses
Interest	330.0	12.4	138.6	24.0	5(a)(i)	162.6	(34.8)	4(a)	656.2
							(15.5)	4(c)(iv)
							(5.8)	4(c)(v)
							366.2	4(c)(vi)
							4.0	4(c)(vii)
							(162.9)	4(c)(viii)

General and administrative	48.0	11.4	38.7	—		38.7			98.1
Non-controlling interests expense	16.0	—	1.0	(0.9)	5(a)(v)	0.1	(0.1)	4(c)(ix)	(33.0)
							(49.0)	4(c)(x)

	429.0	4.6	224.4	17.5		241.9	(158.2)		517.3

Depreciation and amortization	163.0	—	170.8	17.2	5(a)(i)	186.8	(58.4)	4(a)	442.5
				(1.4)	5(a)(iii)		151.1	4(c)(xi)
				0.2	5(a)(vi)

Property disposition and dilution gains	—	(6.7)	(0.2)	—		(0.2)	6.7	4(c)(xii)	(0.2)
Foreign exchange gains, net	—	(4.2)	—	—		—			(4.2)
Income taxes	103.0	(9.8)	(3.8)	—		(3.8)	0.2	4(a)	48.7
							(40.9)	4(c)(xiii)

Net income from continuing operations	163.0	25.3	57.6	1.5		59.1	(216.9)		30.5
Discontinued operations	1.0	61.0	152.7	4.3	5(a)(iii)	157.0	(218.0)	4(c)(xiv)	1.0
Cumulative effect of a change in accounting principle	—	—	(4.9)	4.9	5(a)(vi)	—			—

Net income	$164.0	$86.3	$205.4	$10.7		$216.1	$(434.9)		$31.5

Weighted average shares outstanding
Basic	232.1								232.1

Diluted	234.2								234.2

Net income per common share
Basic	$0.70								$0.13

Diluted	0.69								$0.13

Brookfield Properties Corporation
Pro Forma Consolidated Statement of Income
For the Nine Months Ended September 30, 2006
(Unaudited, in US millions, except per share amounts and as otherwise noted)

			Trizec	U.S. to		Trizec
	Brookfield		Properties,	Canadian		Properties,			Pro
	Properties	Trizec	Inc. (U.S.	GAAP		Inc. (Canadian	Pro Forma		Forma
	Corporation	Canada Inc.	GAAP)	Adjustments	Notes	GAAP)	Adjustments	Notes	Total
			(Note 5)
		(Note 6)	(Note 6)	(Note 6)		(Note 6)
Total revenue	$1,243.0	$15.8	$653.6	$88.1	5(a)(i)	$734.6	$(206.6)	4(a)	$1,849.6
				0.8	5(a)(i)		63.7	4(c)(i)
				(0.4)	5(a)(v)
				(7.5)	5(a)(i)		(0.9)	4(c)(iii)

Net operating income
Commercial property operations	$533.0	$—	$342.0	$45.7	5(a)(i)	387.7	(100.2)	4(a)	$883.7
							63.2	4(c)(ii)

Residential development operations	93.0	—	—	—		—			93.0
Interest and other	30.0	14.9	5.1	0.8	5(a)(i)	5.5	(2.7)	4(a)	47.7
				(0.4)	5(a)(v)

Share of earnings of Trizec Properties	—	0.9	—	—		—	(0.9)	4(c)(iii)	—
Income from unconsolidated real estate joint ventures	—	—	7.5	(7.5)	5(a)(i)	—			—

	656.0	15.8	354.6	38.6		393.2	(40.6)		1,024.4
Expenses
Interest	278.0	10.5	144.7	20.5	5(a)(i)	165.2	(64.0)	4(a)	563.2
							(17.7)	4(c)(iv)
							(3.2)	4(c)(v)
							276.3	4(c)(vi)
							3.0	4(c)(vii)
							(84.9)	4(c)(viii)

General and administrative	44.0	13.6	30.6	—		30.6			88.2
Non-controlling interests expense	17.0	—	1.2	(1.3)	5(a)(v)	(0.1)	0.1	4(c)(ix)	(11.8)
							(28.8)	4(c)(x)

	317.0	(8.3)	178.1	19.4		197.5	(121.4)		384.8
Depreciation and amortization	147.0	—	176.6	18.5	5(a)(i)	194.0	(49.9)	4(a)	332.9
				(1.1)	5(a)(iii)		41.8	4(c)(xi)
Property disposition and dilution gains	—	(4.2)	—	—		—	4.2	4(c)(xii)	—
Foreign exchange gains, net	—	(1.7)	—	—		—			(1.7)
Gain on redemption of exchangeable debentures	—	(599.4)	—	—		—			(599.4)
Loss on disposition of marketable securities	—	0.5	—	—		—			0.5
Income taxes	86.0	131.9	2.0	—		2.0	(38.5)	4(c)(xiii)	181.4

Net income from continuing operations	84.0	464.6	(0.5)	2.0		1.5	(79.0)		471.1
Discontinued operations	30.0	13.0	33.3	0.8	5(a)(iii)	34.1	(47.1)	4(c)(xiv)	30.0

Net income	$114.0	$477.6	$32.8	$2.8		$35.6	$(126.1)		$501.1

Weighted average shares outstanding
Basic	231.3								231.3

Diluted	233.3								233.3

Net income per common share — basic
Continuing operations	$0.35								$2.03
Discontinued operations	0.13								0.13

	$0.48								$2.16

Net income per common share — diluted
Continuing operations	$0.35								$2.01
Discontinued operations	0.13								0.13

	$0.48								$2.14

Brookfield Properties Corporation
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited, all tabular amounts stated in US millions, except per share information)
1.	Basis of Presentation

The accompanying unaudited pro forma consolidated financial statements (the “Statements”) give effect to the transactions described in Note 2 (the “Transactions”) as if they had occurred as at:
-	September 30, 2006 for the purposes of the unaudited pro forma consolidated balance sheet; and

-	January 1, 2005 for the purposes of the unaudited pro forma consolidated statements of income for the year ended December 31, 2005 and for the nine months ended September 30, 2006.
The Statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The Statements have been prepared using the following information:
(a)	Audited consolidated financial statements of Brookfield Properties Corporation (“BPC”) for the year ended December 31, 2005;

(b)	Audited consolidated financial statements of Trizec Canada Inc. (“TCI”) for the year ended December 31, 2005;

(c)	Audited consolidated financial statements of Trizec Properties, Inc. (“TPI’) for the year December 31, 2005;

(d)	Unaudited interim consolidated financial statements of BPC as at and for the nine months ended September 30, 2006;

(e)	Unaudited interim consolidated financial statements of TCI as at and for the nine months ended September 30, 2006;

(f)	Unaudited interim consolidated financial statements of TPI as at and for the nine months ended September 30, 2006; and

(g)	Such other supplementary information as was considered necessary to reflect the Transactions in the Statements.
The Statements are not necessarily indicative of the results of operations or the financial position that would have resulted had the Transactions been effected on the dates indicated, or the results that may be obtained in the future.

Brookfield Properties Corporation
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited, all tabular amounts stated in US millions, except per share information)
2.	The Transactions

On October 5, 2006, Brookfield Properties, with the participation of an investor from Brookfield Properties Office Partners (as hereinafter defined), indirectly acquired all of the issued and outstanding shares of Trizec Canada Inc. (“TCI”) through a wholly owned subsidiary, 3147013 Nova Scotia Company. The acquisition of all of the issued and outstanding shares of TCI was completed by way of a plan of arrangement (the “Arrangement”) which was approved at a meeting of the shareholders of TCI on September 12, 2006. Immediately upon completion of the Arrangement, 3147013 Nova Scotia Company and TCI amalgamated to form BPOP Holdings (Canada) Inc.

Also on October 5, 2006, a consortium of institutional investors led and managed by Brookfield Properties investing through one or more direct or indirect investment vehicles (collectively, “Brookfield Properties Office Partners” or “BPOP”) along with its partner, The Blackstone Group (“Blackstone”), acquired all of the issued and outstanding shares of Trizec Properties, Inc. and its subsidiaries (“TPI”) other than those shares of TPI held by TCI. The shares of TPI were acquired through the merger of Grace Acquisition Corporation (“Grace”) with and into TPI (the “Merger”). Grace was wholly owned by TRZ Holdings LLC which in turn is owned by BPOP and Blackstone. Upon completion of the Merger, TPI was renamed TRZ Holdings II Inc. After the consummation of the Merger and the Arrangement, TRZ Holdings LLC owned approximately 63% of the outstanding shares of TRZ Holdings II Inc. and BPOP Holdings (Canada) Inc. indirectly owned approximately 37% of the remaining outstanding shares of TRZ Holdings II Inc.

BPOP contributed approximately U.S.$1,033 million of its funds towards the acquisition of TCI and the remainder of the consideration was debt financed through loans provided by third party lenders. In respect of the acquisition of TPI, BPOP contributed U.S.$338.5 million and the remainder of the consideration was financed through Blackstone’s equity contribution totalling approximately U.S.$507 million and through loans provided by third party lenders. BPC’s aggregate contribution to BPOP is U.S.$857 million.

BPC analyzed the characteristics of the equity interests in TRZ Holdings LLC and determined that it is a variable interest entity as defined in CICA Accounting Guideline No. 15 “Consolidation of Variable Interest Entities”. BPC is the primary beneficiary of TRZ Holdings LLC as, together with related parties, it absorbs the majority of the variability from TRZ Holdings LLC. As such, BPC has consolidated TRZ Holdings LLC, which includes the properties owned by TRZ Holdings LLC’s consolidated subsidiaries.

BPC determined that Blackstone’s interest in the Transactions qualifies as debt under the provisions of CICA Emerging Issues Committee Abstract 149 “Accounting for Retractable or Mandatorily Redeemable Shares” on the basis that the Blackstone equity has a put/call feature which allows Blackstone to redeem its interest in TRZ Holdings LLC for direct interests in certain subsidiaries thereof. As a result, Blackstone’s equity interest in the Transactions is classified as a liability in the Statements and its share of income in the resulting operations is included as interest expense.

Brookfield Properties Corporation
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited, all tabular amounts stated in US millions, except per share information)
3.	Accounting for the Transactions

The Transactions will be accounted for using the purchase method of accounting.

Capitalized transaction costs	$219.0
Consideration paid	5,381.0

Total purchase consideration (at 100%)	$5,600.0

Fair value of assets acquired
Commercial properties	6,878.5
Development properties	108.9
Receivables and other	216.6
Above-market in-place leases	35.4
Below-market ground leases	36.4
Lease in-place value	384.7
Tenant relationship value	463.9
Restricted cash, cash and cash equivalents	425.4

8,549.8

Less liabilities assumed
Commercial property debt	1,853.7
Accounts payable and other liabilities	180.3
Below-market in-place leases	718.8
Above-market ground leases	2.0
Future income taxes	126.0
Non-controlling interests	4.0
Capital securities	65.0

2,949.8

Net assets acquired	$5,600.0

The Transactions were financed as follows:

Cash contributed by BPC (see Note 4(b)(ix) below)	$868.0
Cash contributed by Blackstone (see Note 4(b)(vii) below)	507.7
Cash contributed by other investors (see Note 4(b)(x) below)	532.8
Cash contributed by Class G preferred shareholders (see Note 4(b)(iii) below)	1.1
New debt financing put in place	3,701.9
Less: excess cash funding	(11.5)

$5,600.0

In the preparation of these Statements, the purchase consideration has been allocated on a preliminary basis to the fair value of the assets acquired and liabilities assumed based on management’s best estimates and taking into account all the relevant information available at the time these Statements were prepared. Management expects that the actual amounts for each of the assets and liabilities will vary from the pro forma amounts and the variation may be material.

Brookfield Properties Corporation
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited, all tabular amounts stated in US millions, except per share information)
4.	Pro Forma Assumptions and Adjustments
(a)	On October 3rd and 4th, 2006, as part of the Transactions, TPI sold certain of its properties. Therefore the balances relating to these properties have been eliminated to reflect the fact that these operations were no longer owned at the transaction date.

(b)	The unaudited pro forma consolidated balance sheet as at September 30, 2006 incorporates the following other adjustments:
(i)	Investment in TPI has been eliminated on consolidation as a result of the Transactions;

(ii)	Commercial property debt has been reduced by $584.5 to reflect the repayment of TPI’s revolving line of credit as part of the Transactions;

(iii)	Preferred equity — subsidiaries has been increased by $1.1 million to reflect the 8% Class G preferred shares issued as a result of the Transactions;

(iv)	Non-controlling interests of TPI have been eliminated to reflect the effect of the Transactions;

(v)	Non-controlling interests have been increased by $279.6 million to reflect the other investors’ share of the net assets;

(vi)	Capital securities has been increased by $65.0 million to reflect the conversion by certain non-controlling interest holders of TPI into 12% preferred stock, redeemable by the issuer at any time;

(vii)	Redeemable equity interests have been recorded to reflect Blackstone’s interest in the Transactions;

(viii)	Shareholder’s equity of TCI and TPI has been eliminated to reflect the effect of the Transactions;

(ix)	BPC’s cash contribution was completely financed by way of debt and as such, commercial property debt has been increased accordingly. The amount financed was $868.0 million at the rate of Libor + 150 bps or 6.82% (as at September 30, 2006); and

(x)	Part of the other investors’ cash contribution ($257.2 million) was by way of an unsecured 11% debenture and therefore has been classifed as commercial property debt.
(c)	The unaudited pro forma consolidated statements of income for the year ended December 31, 2005 and for the nine months ended September 30, 2006, respectively, incorporate the following other adjustments:
(i)	Commercial property revenue has been increased by $103.8 million for the year ended December 31, 2005 and by $63.7 million for the nine months ended September 30, 2006 to reflect the net effect of amortization of the acquired above and below-market in-place leases;

(ii)	Net operating income on commercial property operations has been increased by $103.2 million for the year ended December 31, 2005 and by $63.2 million for the nine months ended September 30, 2006 to reflect the net effect of amortization of the acquired above and below-market in-place leases and to reflect the net effect of amortization of acquired above and below-market ground leases;

(iii)	Share of earnings of TPI has been eliminated on consolidation as a result of the Transactions;

(iv)	Interest expense has been decreased by $15.5 million for the year ended December 31, 2005 and by $17.7 million for the nine months ended September 30, 2006 to reflect the repayment of certain debt prior to closing;

(v)	Interest expense has been decreased by $5.8 million for the year ended December 31, 2005 and by $3.2 million for the nine months ended September 30, 2006 to reflect the amortization of the fair value increment on debt as a result of the

Brookfield Properties Corporation
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited, all tabular amounts stated in US millions, except per share information)
Transactions;

(vi)	Interest expense has been increased by $366.2 million for the year ended December 31, 2005 and by $276.3 million for the nine months ended September 30, 2006 to reflect interest incurred on total new financing in order to partially fund the Transactions;

(vii)	Interest expense has been increased by $4.0 million for the year ended December 31, 2005 and by $3.0 million for the nine months ended September 30, 2006 to reflect interest on the new capital securities;

(viii)	Interest expense has been decreased by $162.9 million for the year ended December 31, 2005 and by $84.9 million for the nine months ended September 30, 2006 to reflect Blackstone’s interest in the pro forma net income of TPI;

(ix)	Non-controlling interests of TPI have been eliminated to reflect the effect of the Transactions;

(x)	Non-controlling interests of $49.0 million for the year ended December 31, 2005 and $28.8 million for the nine months ended September 30, 2006 reflect the other investors’ share of the pro forma net loss of BPOP;

(xi)	Depreciation and amortization has been increased by $151.1 million for the year ended December 31, 2005 and by $41.8 million for the nine months ended September 30, 2006 to reflect the net effect of amortization of acquired tenant improvements, lease origination costs and tenant relationships, and to reflect amortization of the fair value increment on buildings acquired;

(xii)	Property disposition and dilution gains have been decreased by $6.7 million for the year ended December 31, 2005 and by $4.2 million for the nine months ended September 30, 2006 to eliminate TCI’s dilution gains on TPI’s equity issues;

(xiii)	A net income tax recovery of $40.9 million for the year ended December 31, 2005 and $38.5 million for the nine months ended September 30, 2006 has been recorded to reflect the net impact of income taxes on the earnings of TCI and TPI under BPC’s acquisition structure after giving effect to the Transactions and the pro forma adjustments described above at a statutory tax rate of and;

(xiv)	Discontinued operations reflected in the consolidated financial statements of TCI and TPI have been eliminated to reflect the fact that these operations were no longer owned at the transaction date.
5.	TPI

The financial statements of TPI are reported in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They have been converted to Canadian generally accepted accounting principles (“Canadian GAAP”) for purposes of the Statements.
(a)	The unaudited pro forma financial statements incorporate the following adjustments:
(i)	Under U.S. GAAP, proportionate consolidation is generally not permitted for joint ventures and the cost, equity or full consolidation methods of accounting must be followed, as appropriate. Under Canadian GAAP, the accounts of all jointly controlled incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the ownership interest;

(ii)	Under Canadian GAAP, leasing costs are classified as part of commercial properties, whereas under U.S. GAAP they are classified as deferred charges and included in receivables and other;

(iii)	Under Canadian GAAP, building depreciation, gain on sale of properties, net and provision for losses on properties are affected as a result of lower carrying values of certain properties compared with U.S. GAAP. These

Brookfield Properties Corporation
Notes to the Pro Forma Consolidated Financial Statements
(Unaudited, all tabular amounts stated in US millions, except per share information)
differences resulted from historical adjustments to the carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting purposes. The tax effect of these bases differences was added to the carrying value of the associated properties on acquisition for U.S. GAAP purposes. Under Canadian GAAP, the tax effect of these bases differences was charged to retained earnings on implementation, on January 1, 2000, of CICA Handbook Section 3465 “Income Taxes”;

(iv)	Under U.S. GAAP, TPI follows Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported through the statement of operations. For derivatives designated as hedging instruments in qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income (loss) until the forecasted transactions occur and the ineffective portions are recognized in the statement of operations. In addition, TPI uses certain interest rate protection agreements to manage risks from fluctuations in variable interest rates, as well as to hedge anticipated future financing transactions. Under Canadian GAAP, interest rate cap contracts are accounted for as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market values, except for any non-hedging portions of the derivative instruments. Any amount receivable or payable arising from interest rate cap contracts is recognized as an adjustment to interest expense. Premiums paid to arrange interest rate cap contracts are deferred and amortized to interest expense over the term of the contracts. Under interest rate swap agreements, payments or receipts are recognized as adjustments to interest expense;

(v)	These represent other non-material U.S. to Canadian GAAP adjustments; and

(vi)	Under U.S. GAAP, the cumulative effect of adopting Financial Accounting Standards board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations — an Interpretation of FASB Statement No. 143” (“FIN No. 47”) is recorded as a “Cumulative Effect of a Change in Accounting Principle”. Under Canadian GAAP, EIC-159 was adopted and accounted for this change retroactively with restatement of prior periods. FIN No. 47 and EIC-159 are not substantively different with the exception of restatement of prior periods.
6.	Accounting Policies

The accounting policies used in the preparation of the Statements are in accordance with those used in the preparation of the consolidated financial statements of BPC. Some reclassifications have been made to the published TCI and TPI consolidated financial statements in order to conform to the presentation adopted by BPC.

TRIZEC CANADA INC.
CONSOLIDATED FINANCIAL STATEMENTS
For The Nine Months Ended September 30, 2006 (unaudited)

CONSOLIDATED BALANCE SHEETS

		September 30	December 31
(US$ millions) (unaudited)	Note	2006	2005

Assets
Current assets
Cash and cash equivalents		$161.6	73.5
Restricted cash		0.9	7.9
Other assets	2	13.1	17.9

		175.6	99.3
Investment in Trizec Properties, Inc.	3	778.7	797.7
Investments and other assets	4	—	401.4
Future income taxes		—	112.5

		$954.3	1,410.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	5	$9.2	24.1

Exchangeable debentures	4
Carrying amount		—	844.4
Deferred amount		—	46.5

		—	890.9

Future income taxes		13.4	—

		22.6	915.0
Shareholders’ Equity	6	931.7	495.9

		$954.3	1,410.9

See accompanying notes to the interim consolidated financial statements.

TRIZEC CANADA THIRD QUARTER 2006	1	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

		Three Months Ended		Nine Months Ended
		September 30		September 30
(US$ millions, except per share amounts) (unaudited)	Note	2006	2005	2006	2005
		(Restated Note 3)		(Restated Note 3)

Share of earnings of Trizec Properties	3	$(3.4)	4.6	0.9	21.7

Expenses and other income
General and administrative expense		(6.0)	(4.0)	(13.6)	(8.7)
Exchangeable debentures interest expense, net		(4.3)	(4.8)	(10.5)	(11.0)
Interest and other income		4.0	1.3	14.9	3.9
Dilution gains	3	0.8	2.2	4.2	5.9
Gain on redemption of exchangeable debentures	4	599.3	—	599.4	—
Loss on disposition of marketable securities	4	(0.5)	—	(0.5)	—
Foreign exchange gains (losses), net	6	(8.5)	7.5	1.7	4.5

Income before taxes and discontinued operations		581.4	6.8	596.5	16.3

Income and other corporate taxes	7	(132.7)	0.4	(131.9)	1.4

Income from continuing operations		448.7	7.2	464.6	17.7

Share of earnings from discontinued operations of Trizec Properties	3	(0.1)	9.7	13.0	22.8

Net income		$448.6	16.9	477.6	40.5

Income per share	8
Basic
Continuing operations		$7.49	0.12	7.76	0.30
Discontinued operations		$—	0.16	0.21	0.38
Net income		$7.49	0.28	7.97	0.68
Diluted
Continuing operations		$7.45	0.12	7.73	0.30
Discontinued operations		$—	0.16	0.22	0.38
Net income		$7.45	0.28	7.95	0.68

See accompanying notes to the interim consolidated financial statements.

TRIZEC CANADA THIRD QUARTER 2006	2	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	For the nine months ended
	September 30
(US$ millions) (unaudited)	2006	2005
		(Restated Note 3)
Retained Earnings, beginning of period	$74.5	36.2

Net income	477.6	40.5
Dividends	(48.0)	(36.0)

Retained Earnings, end of period	$504.1	40.7

See accompanying notes to the interim consolidated financial statements.

TRIZEC CANADA THIRD QUARTER 2006	3	FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended		Nine Months ended
		September 30		September 30
(US$ millions) (unaudited)	Note	2006	2005	2006	2005
			(Restated Note 3)		(Restated Note 3)
Cash flow from (applied to)
Operating Activities
Net income		$448.6	16.9	477.6	40.5
Adjustments to reconcile net income to total operating cash flows:
Share of earnings of Trizec Properties (less dividends)		15.9	(1.1)	23.2	(4.9)
Dilution gains		(0.8)	(2.2)	(4.2)	(5.9)
Gain on redemption of exchangeable debentures		(599.3)	—	(599.4)	—
Loss on disposition of marketable securities		0.5	—	0.5	—
Foreign exchange (gains) losses, net		8.5	(7.5)	(1.7)	(4.5)
Future income taxes		132.8	(1.8)	130.6	(4.8)
Amortization of deferred financing costs		0.2	0.2	0.6	0.5
Net change in working capital		(10.7)	(2.6)	(13.0)	(0.9)

Total operating cash flows		(4.3)	1.9	14.2	20.0

Financing Activities
Dividends paid		(24.0)	(12.0)	(48.0)	(36.0)
Exchangeable debentures redeemed	4	(275.1)	—	(275.1)	—
Issue of subordinate voting shares		0.3	—	0.3	—

Total financing cash flows		(298.8)	(12.0)	(322.8)	(36.0)

Investing Activities
Proceeds on sale of Barrick shares, net	4	279.2	—	279.2	—
Proceeds on disposition of marketable securities		56.7	—	56.7	—
Maturities of marketable securities		15.4	7.3	26.7	26.6
Decrease in other investments		17.0	1.2	27.1	5.0
Change in restricted cash		7.7	(0.1)	7.0	0.2

Total investing cash flows		376.0	8.4	396.7	31.8

Increase (decrease) in cash and cash equivalents		72.9	(1.7)	88.1	15.8

Cash and cash equivalents, beginning of period		88.7	73.5	73.5	56.0

Cash and cash equivalents, end of period		$161.6	71.8	161.6	71.8

See accompanying notes to the interim consolidated financial statements.

Supplementary cash flow information

Cash paid during the period for:
Exchangeable debenture interest		$(10.6)	(9.2)	(19.8)	(18.4)
Taxes		$1.2	(0.1)	(0.4)	(1.6)

TRIZEC CANADA THIRD QUARTER 2006	4	FINANCIAL STATEMENTS

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2006 and 2005
(tabular amounts in US$ millions, except per share amounts) (unaudited)
Trizec Canada Inc. (“Trizec Canada” or the “Corporation”) is primarily engaged in the U.S. real estate business through its approximately 38% interest in Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. office real estate investment trust, or REIT, and one of the largest owners and managers of commercial property in the United States. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The consolidated financial statements do not include all the information and disclosure required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included. The accounting policies and methods of their application are consistent with those used in the December 31, 2005 consolidated financial statements of Trizec Canada. For further information, see Trizec Canada’s consolidated financial statements including the notes thereto included in the Annual Report for the year ended December 31, 2005.
ARRANGEMENT AGREEMENT
On June 5, 2006, Trizec Canada, Trizec Properties and Trizec Holdings Operating LLC, a Delaware limited liability company through which Trizec Properties conducts substantially all of its business and owns substantially all of its assets (the “Operating Company”), entered into an Agreement and Plan of Merger and Arrangement Agreement (as amended, the “Merger and Arrangement Agreement”) with Grace Holdings LLC, a newly-formed Delaware limited liability company (“Parent”), Grace Acquisition Corporation, a newly-formed Delaware corporation and a wholly-owned subsidiary of Parent (“MergerCo”), 4162862 Canada Limited, a newly-formed Canadian corporation and an affiliate of Parent (“AcquisitionCo”), and Grace OP LLC, a newly-formed Delaware limited liability company (“Merger Operating Company” and together with Parent, MergerCo, and AcquisitionCo, the “Buyer Parties”). The Buyer Parties are affiliates of Brookfield Properties Corporation, a publicly traded real estate company (“Brookfield Properties”).
Pursuant to the Merger and Arrangement Agreement, at closing, Trizec Canada will effect an arrangement pursuant to which AcquisitionCo (or an affiliate designated by it) will acquire all of the outstanding shares of Trizec Canada (the “Arrangement”). In addition, Parent would acquire all of the outstanding shares of common stock of Trizec Properties (other than the shares of Trizec Properties owned by Trizec Canada or its subsidiaries) (a) MergerCo will merge with and into Trizec Properties with Trizec Properties continuing as the surviving corporation (the “Trizec Merger”); and (b) Merger Operating Company will be merged with and into the Operating Company with the Operating Company continuing as the surviving limited liability company (the “Operating Company Merger,” and together with the Trizec Merger, the “Mergers”) (the Arrangement together with the Mergers, the “Transactions”).
Under the terms of the Arrangement, AcquisitionCo will effectively acquire all of the subordinate voting shares and multiple voting shares of Trizec Canada for a cash consideration per share of $30.97 (the “Arrangement Consideration”). The Arrangement Consideration of $30.97 per share represents $29.01 attributable to the shares of Trizec Properties indirectly owned by Trizec Canada plus an additional $1.96, which reflects the agreed amount payable on account of Trizec Canada’s net assets other than its approximate 38% interest in Trizec Properties.
Concurrently with entering into the Merger and Arrangement Agreement, Trizec Canada entered into a support agreement with Parent and MergerCo pursuant to which Trizec Canada has agreed to vote all of the shares of common stock of Trizec Properties that Trizec Canada and its subsidiaries own in favour of the Merger and Arrangement Agreement, (including any shares that may be acquired after the date of the Merger

TRIZEC CANADA THIRD QUARTER 2006	5	NOTES TO THE FINANCIAL STATEMENTS

and Arrangement Agreement) subject to the terms and conditions thereof (the “Trizec Support Agreement”). In addition, P.M. Capital Inc. (“PMCI”), the owner of 7,522,283 multiple voting shares and 1,972,435 subordinate voting shares of Trizec Canada, entered into a support agreement with Parent and AcquisitionCo pursuant to which PMCI has agreed to vote all such shares (including any shares that may be acquired by PMCI after the date of the Merger and Arrangement Agreement) in favour of the Arrangement, subject to the terms and conditions thereof (the “PMCI Support Agreement”).
The Transactions are subject to customary closing conditions, including, among other things: (a) the requisite approval of the Arrangement by the holders of the outstanding shares of Trizec Canada; and (b) the requisite approval and adoption of the Merger and Arrangement Agreement by the holders of the outstanding common stock of Trizec Properties. The closing of the Transactions is not subject to a financing condition. Additionally, pending completion of the Arrangement, Trizec Canada has agreed to conduct its business in the ordinary course of business consistent with past practices. Under the Merger and Arrangement Agreement, the Corporation has agreed to various covenants regarding the conduct of its business and other general matters. The boards of directors of Trizec Canada and Trizec Properties have separately approved the Merger and Arrangement Agreement. On September 12, 2006, the shareholders of Trizec Canada voted to approve the Arrangement Agreement, as amended, and on September 12, 2006, the common shareholders of Trizec Properties voted to approve the Merger Agreement, as amended.
On October 5, 2006, the Corporation completed its arrangement whereby 3147013 Nova Scotia Company (an affiliate of AcquisitionCo) acquired all of the outstanding shares of the Corporation (Note 11).
1. 2002 PLAN OF ARRANGEMENT AND SIGNIFICANT ACCOUNTING POLICIES
Trizec Canada was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. On May 8, 2002, TrizecHahn Corporation (“TrizecHahn”) completed a Plan of Arrangement (“the 2002 Arrangement”) under the Business Corporations Act (Ontario) that resulted in Trizec Properties, which owned all of TrizecHahn’s U.S. assets together with certain non-U.S. assets, becoming a United States publicly-traded REIT. As a consequence of the 2002 Arrangement, TrizecHahn became an indirect wholly-owned subsidiary of Trizec Canada.
Trizec Canada indirectly owns approximately 38% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding Trizec Canada share, and therefore holders of Trizec Canada shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, until November 2007, pay the same dividend per Trizec Canada share as Trizec Properties pays per share of Trizec Properties common stock. In addition, as a consequence of the 2002 Arrangement, Trizec Canada owns all of the Trizec Properties special voting stock and Trizec Properties Class F convertible stock. The Trizec Properties special voting stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors.
Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting (see Note 3).
The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

TRIZEC CANADA THIRD QUARTER 2006	6	NOTES TO THE FINANCIAL STATEMENTS

2. OTHER ASSETS

	September 30	December 31
	2006	2005

Dividends receivable from Trizec Properties	$12.0	12.7
Other receivables, net	0.5	4.7
Prepaid expenses and other assets	0.6	0.5

	$13.1	17.9

3. INVESTMENT IN TRIZEC PROPERTIES, INC.

Investment in Trizec Properties, Inc.
December 31, 2005	$797.7
Share of earnings of Trizec Properties	13.9
Dividends from Trizec Properties	(37.1)
Dilution gains	4.2

September 30, 2006	$778.7

A summary of financial information of Trizec Properties, prepared in accordance with Canadian GAAP, is as follows:

	September 30	December 31
Balance Sheets	2006	2005

Properties	$5,926.2	4,472.8
Cash and short-term investments	180.0	36.5
Restricted cash	94.2	105.0
Other assets	578.1	454.5

	$6,778.5	5,068.8

Long-term debt	$4,297.6	2,624.0
Other liabilities	435.3	362.6
Shareholders’ equity	2,045.6	2,082.2

	$6,778.5	5,068.8

	Three months ended		Nine months ended
	September 30		September 30
Results of Operations	2006	2005	2006	2005

Rental income	$140.9	113.0	387.7	331.1
Income (loss) from continuing operations	(9.3)	10.5	1.5	51.4
Discontinued operations	(0.3)	25.0	34.1	58.5
Net income (loss)	(9.6)	35.5	35.6	109.9

TRIZEC CANADA THIRD QUARTER 2006	7	NOTES TO THE FINANCIAL STATEMENTS

Trizec Canada’s investment in Trizec Properties is comprised of the following:

	September 30, 2006		December 31, 2005
	Number held	% of outstanding	Number held	% of outstanding

Shares of common stock	59,922,379	38%	59,922,379	38%
Shares of Class F convertible stock	100,000	100%	100,000	100%
Special voting stock	100	100%	100	100%
Warrants to purchase common stock	897,542	70%	905,042	69%
Common Stock
Trizec Properties common stock trades on the New York Stock Exchange under the symbol TRZ. During the nine months ended September 30, 2006, Trizec Properties declared dividends totalling US$0.60 per common share (2005 – US$0.60 per common share). Trizec Canada’s share totalled approximately $36.0 million (2005 – $36.0 million). The 2005 and 2004 fourth quarter dividends of $12.0 million were paid in January 2006 and January 2005, respectively. The 2006 and 2005 third quarter dividends of $12.0 million were paid in September 2006 and October 2005, respectively.
During the three and nine months ended September 30, 2006, the Corporation recorded dilution gains in the amount of $0.8 million and $4.2 million, respectively (2005 – $2.2 million and $5.9 million, respectively) as a result of issuance of common stock by Trizec Properties.
Class F Convertible Stock
The Class F convertible stock held by Trizec Canada Inc. is non-voting and entitled to cumulative dividends at a fixed rate per annum of $0.05 per share, redeemable at Trizec Properties’ option or Trizec Canada’s option after the expiration of the conversion period for $1.00 per share plus unpaid declared dividends, and convertible at the holder’s option only upon the occurrence of certain defined events during a defined conversion period into a number of shares of common stock based on a defined formula.
During the first quarter of 2006, Trizec Properties declared dividends totalling $5 thousand (2005 — $5 thousand) to Trizec Canada.
Special Voting Stock
The 100 shares of special voting stock have special voting rights that give Trizec Canada, when aggregated with the voting rights pursuant to its ownership of common stock, a majority of votes in elections of directors to the Board of Directors of Trizec Properties at any time prior to January 1, 2008, so long as Trizec Canada holds at least 5% of Trizec Properties common stock. Thereafter, the special voting stock is non-voting. In addition, for a defined period after the effective date of the 2002 Arrangement, this stock will entitle the holder to cash dividends that reflect principally non-Canadian withholding taxes, payable in respect of common stock dividends and special voting stock dividends paid to Trizec Canada.
During the nine months ended September 30, 2006, Trizec Properties declared dividends totalling approximately $1.1 million (2005 – $3.6 million) to Trizec Canada.

TRIZEC CANADA THIRD QUARTER 2006	8	NOTES TO THE FINANCIAL STATEMENTS

Warrants
The Corporation holds 897,542 (December 31, 2005 – 905,042) warrants, each to purchase a share of Trizec Properties common stock at a weighted average price of $15.63 per share. As at September 30, 2006, the warrants have a weighted average number of years remaining before expiration of 1.2 years.
Related party transactions
In connection with the 2002 Arrangement, the Corporation agreed to provide services to and receive services from Trizec Properties. During the nine months ended September 30, 2006, the Corporation charged $0.6 million (2005 – $0.5 million) to Trizec Properties in relation to such services, and Trizec Properties charged the Corporation $0.3 million (2005 – $0.4 million). These services were provided in the normal course of business and included reimbursements for direct third party purchased services, and a portion of salaries for certain employees for direct services rendered. The Corporation and Trizec Properties continue to provide certain services to each other under the terms of the 2002 Arrangement.
Accounting Change – Comparative financial statements
In December 2005, The Canadian Institute of Chartered Accountants (“CICA”) issued Emerging Issues Committee Abstract EIC-] 159 “Conditional Asset Retirement Obligations” (“EIC-159”) related to CICA Handbook Section 3110 (“CICA 3110”) “Asset Retirement Obligations”. EIC-159 clarifies that the term “conditional asset retirement obligation” as used in CICA 3110 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional upon future events that may or may not be within an entity’s control. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. In addition, the fair value of the liability should be recognized when incurred. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. EIC-159 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. EIC-159 was effective for interim and annual reporting periods ending after March 31, 2006, but earlier adoption was encouraged.
Certain of Trizec Properties’ real estate assets contain asbestos. Although Trizec Properties has determined that the asbestos is appropriately contained in accordance with current environmental regulations, Trizec Properties’ practice is to remediate the asbestos upon the renovation or redevelopment of its properties. Accordingly, these assets meet the criteria for recording an asset retirement obligation. During 2005, the Corporation adopted the provisions of EIC-159 on a retroactive basis with restatement of prior periods as required by the abstract.
The adoption of this abstract had the effect on Trizec Canada’s comparative consolidated statement of income for the three months ended September 30, 2005 of increasing dilution gains by $0.1 million and increasing Trizec Canada’s net income by $0.1 million and for the nine months ended September 30, 2005 of decreasing Trizec Canada’s share of earnings of Trizec Properties by $0.2 million, increasing dilution gains by $0.1 million and decreasing Trizec Canada’s net income by $0.1 million. The adoption of this abstract had no impact on operating, financing and investing activities as previously presented in the comparative consolidated statement of cash flows for the three and nine months ended September 30, 2005.

TRIZEC CANADA THIRD QUARTER 2006	9	NOTES TO THE FINANCIAL STATEMENTS

In addition, the consolidated statements of income for the three and nine months ended September 30, 2005 reflect a reclassification to discontinued operations for properties designated as held for sale during 2005 and 2006.
4. INVESTMENTS AND OTHER ASSETS

	September 30	December 31
	2006	2005

Marketable securities (market value at December 31, 2005 — approximately $83.5 million)	$—	83.4
Notes receivable	—	21.8
Deferred financing costs	—	10.0
Investment in Barrick — at cost	—	286.2

	$—	401.4

Marketable securities
During the third quarter of 2006, the Corporation recorded a loss on disposition of marketable securities in the amount of $0.5 million as a result of the sale of its portfolio of marketable securities.
Notes receivable
As part of the sale of its 50% ownership interest in the development assets of the TriGranit joint venture in 2003 the Corporation received vendor take back notes, denominated in Euros (December 31, 2005 — $21.8 million (€18.4 million)). During the first quarter of 2006, the Corporation collected $10.1 million (€8.4million) of these notes. The Corporation also received as part of the 2003 sale an additional vendor take back note, in the amount of €4.0 million (December 31, 2005 — $4.7 million). Payment under the latter note was dependent upon the fair market value of certain European development properties at the earlier of the end of March 2007 or the date by which the development properties have been disposed of, and was recorded net of a provision that reduced its carrying value to $nil. In the second quarter of 2006, the Corporation recorded an adjustment in the amount of approximately $4.1 million (€3.2 million) to reflect the settlement of the foregoing vendor take back notes. This adjustment in the amount of $4.1 million has been included in interest and other income for the nine months ended September 30, 2006. On August 2, 2006 the Corporation received $18.1 million (€14.1 million), including $1.1 million (€0.9 million) of accrued interest, as final settlement of the notes receivable. In addition, during the three and nine months ended September 30, 2006, the Corporation recorded interest income from the notes receivable in the amount of approximately $0.1 million and $0.2 million, respectively (2005 — $0.2 million and $0.5 million, respectively).
Investment in Barrick
At December 31, 2005, the Corporation’s investment in Barrick Gold Corporation (“Barrick”), an international gold mining company, consisted of 30,299,558 common shares, all of which were pledged as collateral for the full satisfaction of the exchange obligation related to exchangeable debentures.
During the second quarter of 2006, certain holders of the Corporation’s $275 million of 3% exchangeable debentures exercised their exchange rights with respect to debentures having an aggregate principal amount of approximately $0.2 million. The Corporation satisfied its obligation related to this exchange of debentures by the delivery of 6,998 common shares of Barrick. As a result of the exchange of debentures, the Corporation recorded a net gain of approximately $0.1 million for the three months ended June 30, 2006.

TRIZEC CANADA THIRD QUARTER 2006	10	NOTES TO THE FINANCIAL STATEMENTS

On September 25, 2006, the Corporation completed the redemption of the remaining balance of the $275 million of 3% exchangeable debentures. Trizec Canada elected to pay the redemption price, US$981.29 per US$1,000 principal amount of debentures, entirely in cash aggregating approximately $269.6 million, pursuant to the terms of the debentures. This amount is equal to the product of the average of the high and low trading prices for Barrick shares on the New York Stock Exchange for the 20 trading days ended August 9, 2006 and the number (32.2581) of Barrick shares for which each of the US$1,000 principal amount is exchangeable, together with accrued and unpaid interest to the redemption date. The Corporation satisfied its obligation related to the redemption of the exchangeable debentures by the sale of 8,863,980 shares of Barrick for net proceeds of approximately $279.2 million. As a consequence of this early retirement, the Corporation charged to income the remaining unamortized deferred financing costs amounting to approximately $6.7 million and recorded a gain on redemption of exchangeable debentures of approximately $194.0 million during the three months ended September 30, 2006.
In addition, on September 25, 2006, the Corporation completed the redemption of all of the $408.8 million of privately placed debentures that were exchangeable for Barrick shares. The Corporation satisfied its obligation related to this redemption by delivery of 21,428,580 common shares of Barrick. As a consequence of this early retirement, the Corporation charged to income the remaining unamortized deferred financing costs amounting to approximately $2.7 million, paid an early redemption premium in the amount of approximately $5.5 million under the terms of the two series of exchangeable debentures plus accrued and unpaid interest and recorded a gain on redemption of exchangeable debentures of approximately $198.2 million during the three months ended September 30, 2006. In addition, as a consequence of the disposition of the 21,428,580 common shares of Barrick, the Corporation recorded a previously deferred gain on redemption of exchangeable debentures ($600 million of 3 1/4% debentures redeemed during the year ended December 31, 1999) in the amount of $207.1 million during the three months ended September 30, 2006.
5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30	December 31
	2006	2005

Accrued interest expense	$—	6.6
Other accrued liabilities	8.8	16.7
Taxes payable	0.4	0.8

	$9.2	24.1

As a result of a review of future estimated expenditures pertaining to a reorganization cost accrual, which was included in other accrued liabilities at December 31, 2005, the Corporation has credited an adjustment of $3.1 million to other income for the nine months ended September 30, 2006.
6. SHAREHOLDERS’ EQUITY

	September 30	December 31
	2006	2005

Share capital	$376.8	376.5
Contributed surplus	30.2	30.2
Foreign currency translation adjustment	20.6	14.7
Retained earnings	504.1	74.5

	$931.7	495.9

TRIZEC CANADA THIRD QUARTER 2006	11	NOTES TO THE FINANCIAL STATEMENTS

a. Share capital
At September 30, 2006 and December 31, 2005, the authorized share capital of the Corporation consisted of:
•	an unlimited number of subordinate voting shares without par value, carrying one vote per share; and

•	7,522,283 multiple voting shares without par value, carrying 50 votes per share. Pursuant to a trust agreement, the holder of all of the multiple voting shares has agreed not to vote more than that number of multiple voting shares carrying votes in the aggregate that represent a simple majority of all votes entitled to be cast on a matter by all holders of voting securities of Trizec Canada in the aggregate.
b. Right of redemption
Holders of the subordinate voting shares and the multiple voting shares have a right to require the Corporation to redeem all or part of the shares held by such holder upon payment of the retraction price for each such share. The retraction price until August 15, 2007 will be equal to the least of: (i) 95% of the arithmetic average of the closing price for the subordinate voting shares on the Toronto Stock Exchange (“TSX”) for the 10-] day trading period following the retraction pricing date; (ii) the price at which the last board lot of the Corporation’s subordinate voting shares traded on the TSX on the retraction pricing date; and (iii) the per share after-] tax net asset value of the Corporation as set out in the next net asset value notice published following the applicable retraction pricing date. The retraction price subsequent to August 15, 2007 will be the per share after-] tax net asset value of the Corporation.
c. Issued and outstanding share capital
The number of shares issued and outstanding (in millions) was as follows:

	Voting Shares
	Subordinate	Multiple	Total	Amount

December 31, 2005	52.4	7.5	59.9	$376.5

Issued on exercise of stock options	—	—	—	0.3

Conversion of multiple voting shares to subordinate voting shares	2.1	(2.1)	—	—

September 30, 2006	54.5	5.4	59.9	$376.8

During the three months ended September 30, 2006, certain option holders exercised 15,000 stock options. Proceeds to the Corporation were approximately $0.3 million.
On September 29, 2006, approximately 2.1 million of the outstanding multiple voting shares of the Corporation were converted to subordinate voting shares on the basis of one subordinate voting share for one multiple voting share of the Corporation.

TRIZEC CANADA THIRD QUARTER 2006	12	NOTES TO THE FINANCIAL STATEMENTS

d. Foreign exchange gains (losses), net
The following amounts have been recorded in the consolidated statements of income:

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

Foreign exchange translation gains (losses) on monetary assets and liabilities denominated in Canadian dollars and European currencies	$(1.0)	7.5	7.6	1.9

Recognition of historical foreign currency translation adjustments resulting from reductions of net investments in Europe	1.7	—	3.3	2.6

Recognition of historical foreign currency translation adjustment resulting from the reduction of the investment in Barrick	(9.2)	—	(9.2)	—

	$(8.5)	7.5	1.7	4.5

During the first and third quarters of 2006, Trizec Canada recognized a portion of the historical European foreign currency translation gain in the amount of $1.6 million and $1.7 million, respectively (first quarter of 2005 — $2.6 million), as a result of the repatriation of certain invested capital.
During the third quarter of 2006, Trizec Canada recognized a historical foreign currency translation loss related to its investment in Barrick in the amount of $9.2 million as a result of the disposition of Barrick shares, which were used to satisfy the Corporation’s obligation related to the redemption of its exchangeable debentures.
7. INCOME AND OTHER CORPORATE TAXES
The provision for income and other corporate taxes is as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

Recovery (Expense)
Income taxes
Current
- withholding taxes on REIT distributions	$(0.4)	(1.3)	(1.1)	(3.7)
- other	0.5	(0.1)	(0.2)	0.3
Future
- operations and sales	(132.8)	1.8	(130.6)	4.8

	$(132.7)	0.4	(131.9)	1.4

TRIZEC CANADA THIRD QUARTER 2006	13	NOTES TO THE FINANCIAL STATEMENTS

8. PER SHARE AMOUNTS
The following table sets forth the computation of basic and diluted income per share amounts.

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

Numerator:
Income from continuing operations	$448.7	7.2	464.6	17.7
Discontinued operations	(0.1)	9.7	13.0	22.8
Net income	448.6	16.9	477.6	40.5

Denominator for income per share (in millions):
Weighted average shares outstanding	59.9	59.9	59.9	59.9
Impact of dilutive potential shares resulting from share purchase options	0.3	—	0.2	—

Denominator for diluted per share amounts	60.2	59.9	60.1	59.9

Income per share
Basic
Continuing operations	$7.49	0.12	7.76	0.30
Discontinued operations	$—	0.16	0.21	0.38
Net income	$7.49	0.28	7.97	0.68
Diluted
Continuing operations	$7.45	0.12	7.73	0.30
Discontinued operations	$—	0.16	0.22	0.38
Net income	$7.45	0.28	7.95	0.68

None of the 0.8 million share purchase options outstanding at September 30, 2005, had a dilutive effect on the 2005 per share amounts presented.
9. SHARE-BASED COMPENSATION ARRANGEMENTS
a. Share purchase options
The following summarizes the outstanding Trizec Canada share purchase options at September 30, 2006:

millions of options

Outstanding and Exercisable at beginning and end of period consists of
Price range C$22.75 – C$24.29, weighted average price of C$23.74, weighted average remaining life of 1.3 years	0.4
Price range C$24.40 – C$28.62, weighted average price of C$24.93, weighted average remaining life of 0.7 years	0.4

Weighted average price of C$24.28	0.8

b. Stock-based compensation
The pro forma cost of compensation awards as if the fair value method had been used for stock options granted during 2002 by the Corporation for the three-month and nine-month period ended September 30, 2006 would be $0.1 million and $0.3 million, respectively (September 30, 2005 $0.1 — million and $0.3 million, respectively). This would result in a pro forma net income of $448.5 million and $477.3 million or $7.49 and

TRIZEC CANADA THIRD QUARTER 2006	14	NOTES TO THE FINANCIAL STATEMENTS

$7.97 per share, basic, $7.45 and $7.94 per share, diluted, respectively (September 30, 2005 – net income of $16.8 million and $40.2 million or $0.28 and $0.67 per share (basic and diluted), respectively). No pro forma effect has been given to share purchase options granted prior to January 1, 2002.
10. CONTINGENCIES
The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at September 30, 2006 cannot be predicted with certainty, in the opinion of management, any liability that may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.
The Corporation has also provided a certain indemnification, which expires on September 21, 2011, related to the sale during the third quarter of 2006 of its captive insurance company. The maximum amount of this indemnification cannot be reasonably estimated at this time.
11. SUBSEQUENT EVENTS
On October 5, 2006, the Corporation completed its arrangement whereby 3147013 Nova Scotia Company, an affiliate of AcquisitionCo, acquired all of the outstanding shares of the Corporation.
Pursuant to the Merger and Arrangement Agreement (see ARRANGEMENT AGREEMENT), at closing, Trizec Canada completed a series of transactions including:
a.	All outstanding Trizec Canada stock options were cancelled in exchange for cash payments from the Corporation aggregating approximately $7.3 million.

b.	Certain Trizec Canada shareholders elected to have their shares acquired by the Corporation for cancellation under the Arrangement. Accordingly, the Corporation acquired and cancelled approximately 16.6 million Trizec Canada subordinate voting shares at a cost of approximately $646.7 million. In order to enable Trizec Canada to satisfy its obligation, an affiliated company of Brookfield Properties Corporation loaned approximately $548.4 million to the Corporation.

c.	Trizec Canada paid the remaining shareholders of the Corporation a capital gains dividend of $7.50 per share satisfied by the issuance of approximately 13.9 million subordinate voting shares.
Effective October 5, 2006, Trizec Canada amalgamated with 3147013 Nova Scotia Company. The amalgamated company continues under the name BPOP Holdings (Canada) Inc.
On October 5, 2006, Trizec Properties completed its merger with MergerCo and the other transactions contemplated by the Merger Agreement, dated as of June 5, 2006, as amended, by and among Trizec Properties, the Operating Company, Trizec Canada, TRZ Holdings LLC (formerly known as Grace Holdings LLC or “Parent”), MergerCo, AcquisitionCo and Merger Operating Company. Brookfield Properties was joined by The Blackstone Group in the acquisition of Trizec Properties. Trizec Properties is the surviving corporation in connection with the Merger.
12. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The approximate effect of these principal differences on the Corporation’s statements of income and balance sheets are quantified below and described in the accompanying notes.

TRIZEC CANADA THIRD QUARTER 2006	15	NOTES TO THE FINANCIAL STATEMENTS

There are no differences that affect the statements of cash flows.
I. Reconciliation of Net Income

		Three months ended		Nine months ended
		September 30		September 30
	Note	2006	2005	2006	2005

Net Income, as reported under Canadian GAAP		$448.6	16.9	477.6	40.5
Adjustments to arrive at Net Income based upon U.S. GAAP
Share of earnings of Trizec Properties	a	—	(0.8)	(0.9)	(1.7)
Dilution gains	a	0.1	(0.2)	—	(0.5)
Gain on redemption of exchangeable debentures	b	(42.1)	—	(42.1)	—
Deferred income taxes	c	7.4	—	7.4	0.3

Net Income based upon U.S. GAAP		$414.0	15.9	442.0	38.6

Income per share based upon U.S. GAAP
Basic		$6.91	0.27	7.38	0.64
Diluted		$6.88	0.27	7.35	0.64

II. Consolidated Statements of Comprehensive Income (Loss)

		Three months ended		Nine months ended
		September 30		September 30
	Note	2006	2005	2006	2005

Net Income based upon U.S. GAAP		$414.0	15.9	442.0	38.6

Other comprehensive income items
Realized gain on disposal of investment in Barrick	d	(562.6)	—	(562.6)	—
Share of total other comprehensive income (loss) of Trizec Properties	d	(0.6)	3.4	1.8	4.6
Realized foreign currency translation adjustment	d	7.5	—	5.9	(2.6)
Deferred income taxes	d	101.4	—	101.4	—

Total other comprehensive income (loss)		(454.3)	3.4	(453.5)	2.0

Comprehensive Income (Loss)		$(40.3)	19.3	(11.5)	40.6

TRIZEC CANADA THIRD QUARTER 2006	16	NOTES TO THE FINANCIAL STATEMENTS

III. Consolidated Balance Sheets

		As at September 30, 2006			As at December 31, 2005
		Canadian	Increase	U.S.	Canadian	Increase	U.S.
	Note	GAAP	(Decrease)	GAAP	GAAP	(Decrease)	GAAP

Assets
Current assets
Cash and cash equivalents		$161.6	—	161.6	73.5	—	73.5
Restricted cash		0.9	—	0.9	7.9	—	7.9
Other assets		13.1	—	13.1	17.9	—	17.9

		175.6	—	175.6	99.3	—	99.3

Investment in Trizec Properties, Inc.	a	778.7	14.2	792.9	797.7	13.3	811.0
Investments and other assets	b	—	—	—	401.4	558.2	959.6
Deferred income taxes	c	—	—	—	112.5	(109.5)	3.0

		$954.3	14.2	968.5	1,410.9	462.0	1,872.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	b	$9.2	—	9.2	24.1	160.6	184.7
Exchangeable debentures	b	—	—	—	890.9	(207.1)	683.8
Deferred income taxes	c	13.4	0.7	14.1	—	—	—

		22.6	0.7	23.3	915.0	(46.5)	868.5

Shareholders’ Equity
Share capital		376.8	—	376.8	376.5	—	376.5
Contributed surplus		30.2	—	30.2	30.2	—	30.2
Foreign currency translation adjustment	d	20.6	(20.6)	—	14.7	(14.7)	—
Retained earnings		504.1	13.3	517.4	74.5	48.9	123.4
Accumulated other comprehensive income	d	—	20.8	20.8	—	474.3	474.3

		931.7	13.5	945.2	495.9	508.5	1,004.4

		$954.3	14.2	968.5	1,410.9	462.0	1,872.9

a. Investment in Trizec Properties, Inc.
Trizec Properties is a publicly-traded U.S. office real estate investment trust, or REIT that prepares its consolidated financial statements in accordance with U.S. GAAP. Under Canadian GAAP, Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting based upon Trizec Properties’ consolidated financial statements adjusted for certain differences from Canadian GAAP. The effect of these differences on Trizec Canada’s balance sheet and statement of income based upon U.S. GAAP are quantified and described below.

TRIZEC CANADA THIRD QUARTER 2006	17	NOTES TO THE FINANCIAL STATEMENTS

Trizec Canada’s Investment in Trizec Properties

	As at
	September 30	December 31
	2006	2005

Trizec Properties – Net Assets
Under Canadian GAAP	$2,045.6	2,082.2
Under U.S. GAAP	2,082.9	2,117.1

Difference	$37.3	34.9

Adjustments to arrive at U.S. GAAP
Property book values	$37.5	39.4
Derivative instruments	(0.9)	(3.9)
Other	0.7	(0.6)

Adjustments to arrive at US GAAP	$37.3	34.9

Trizec Canada’s share	$14.2	13.3

Trizec Canada’s Share of Earnings of Trizec Properties

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

Trizec Properties – Net Income (Loss)
Under Canadian GAAP	$(9.6)	35.5	35.6	109.9
Under U.S. GAAP	(9.5)	32.6	32.8	105.5

Difference	$0.1	(2.9)	(2.8)	(4.4)

Adjustments to arrive at U.S. GAAP
Property book values	$(0.3)	(2.6)	(1.9)	(4.1)
Derivatives and other	0.4	(0.5)	(0.9)	(0.9)
Effect of a change in accounting principle — restatement	—	0.2	—	0.6

	$0.1	(2.9)	(2.8)	(4.4)

Trizec Canada’s share	$—	(0.8)	(0.9)	(1.7)

i. Discontinued operations
Under U.S. GAAP, Trizec Canada’s share of Earnings of Trizec Properties under the equity method of accounting is not allocated between continuing and discontinued operations.
ii. Property book values
Under U.S. GAAP, building depreciation, gain on sale of properties, net, and provision for losses on properties are affected as a result of higher carrying values of certain properties compared with Canadian GAAP. These differences resulted from historical adjustments to the carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting purposes. The tax effect of these bases differences was added to the carrying value of the associated properties on acquisition for U.S. GAAP purposes. Under Canadian GAAP, the tax effect of these bases differences was charged to retained earnings on implementation, on January 1, 2000, of CICA Handbook Section 3465 “Income Taxes”.

TRIZEC CANADA THIRD QUARTER 2006	18	NOTES TO THE FINANCIAL STATEMENTS

iii. Derivative instruments
Under U.S. GAAP, Trizec Properties follows Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Corporation’s consolidated balance sheet at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported through the statement of income. For derivatives designated as hedging instruments in qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income (loss) until the forecasted transactions occur and the ineffective portions are recognized in the statement of income.
Trizec Properties uses certain interest rate protection agreements to manage risks from fluctuations in variable interest rates, as well as to hedge anticipated future financing transactions. Under Canadian GAAP, the Corporation accounts for interest rate cap contracts as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market values, except for any non- hedging portions of the derivative instruments. Any amount receivable or payable arising from interest rate cap contracts are recognized as an adjustment of interest expense. Premiums paid to arrange interest rate cap contracts are deferred and amortized to interest expense over the term of the contracts. Under interest rate swap agreements, payments or receipts are recognized as adjustments to interest expense.
iv. Dilution gains
The dilution gains under U.S. GAAP are affected as a result of the differentials in carrying values of Trizec Canada’s Investment in Trizec Properties, Inc. compared with Canadian GAAP.
v. Cumulative effect of a change in accounting principle
Under U.S. GAAP, Trizec Canada adopted the provisions of Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations-an Interpretation of FASB Statement No. 143” (“FIN No. 47”), effective December 31, 2005. Certain of Trizec Properties’ real estate assets contain asbestos and although the asbestos is appropriately contained in accordance with current environmental regulations, Trizec Properties’ practice is to remediate the asbestos upon the renovation or redevelopment of its properties. Accordingly, Trizec Properties determined that these assets meet the criteria for recording an asset retirement obligation. The cumulative effect of adopting FIN No. 47 was approximately $4.9 million, and is recorded as a “cumulative effect of a change in accounting principle” on Trizec Properties’ consolidated statement of operations for the year ended December 31, 2005. Under the equity method of accounting, Trizec Canada recognized its share, $1.8 million as a cumulative effect of a change in accounting policy related to the adoption of FIN No. 47. However, under Canadian GAAP, Trizec Canada accounted for this change retroactively and restated prior periods. This change had the effect on Trizec Canada’s comparative consolidated statement of income for the nine months ended September 30, 2005 of decreasing Trizec Canada’s share of earnings of Trizec Properties by $0.2 million and no effect on Trizec Canada’s comparative statement of income for the three months ended September 30, 2005.

TRIZEC CANADA THIRD QUARTER 2006	19	NOTES TO THE FINANCIAL STATEMENTS

b. Investment in Barrick and exchangeable debentures
For U.S. GAAP purposes, under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the investment in Barrick was required to be carried at market value whereas under Canadian GAAP it is carried at cost, which was $286.2 million at December 31, 2005. At December 31, 2005, the quoted market value of the investment in Barrick was approximately $844.4 million.
Under Canadian GAAP, Trizec Canada accounted for the exchangeable debentures as a hedge of changes in the fair value of the underlying Barrick shares with no requirement to fair value the components through net income. As a result of the application of hedge accounting under Canadian GAAP, Trizec Canada’s deferred gain on a historic redemption of certain exchangeable debentures in the amount of $207.1 million was recorded as a deferred amount until such time as there was a realization on the disposition of the Barrick shares.
Under SFAS No. 115, the investment in Barrick was classified as a trading security and accordingly changes in the fair value of the Barrick shares were recorded through net income. Under SFAS No. 133, the Corporation recorded the derivative instrument embedded in the exchangeable debentures at fair value and changes in the fair value were recorded through net income effectively offsetting changes in the fair value of the Barrick shares. As at December 31, 2005, the fair value of the embedded derivative instrument, included in accounts payable and accrued liabilities, was $160.6 million. This was an increase of $110.5 million ($90.5 million, net of tax) compared to the prior year and was effectively offset by a corresponding increase in the fair market value of the investment in Barrick by $110.5 million ($90.5 million, net of tax) compared to the prior year. In addition, under U.S. GAAP the carrying value of the exchangeable debentures as at December 31, 2005 was reduced by $207.1 million to $683.8 million, which represents the face value of the debentures, and retained earnings was increased by $42.1 million ($34.7 million, net of tax) for certain historic differences in the accounting for dilution gains and other items.
As a result of the redemption of the exchangeable debentures and the related disposal of its investment in Barrick, the Corporation realized a gain on redemption of exchangeable debentures for the nine months ended September 30, 2006 of $557.3 million, under U.S. GAAP ($557.2 million for the three months ended September 30, 2006).
c. Deferred income taxes
The following is in addition to the consequential impact of deferred income taxes on differences previously noted. The deferred income tax liability under U.S. GAAP is increased by $0.7 million as at September 30, 2006 and December 31, 2005 as a result of the increase in carrying value of Trizec Canada’s investment in Trizec Properties under U.S. GAAP.
d. Other comprehensive income (loss)
Prior to the issuance of the exchangeable debentures, under SFAS No. 115, the investment in Barrick was considered as an investment “available- for- sale” and accordingly, changes in the fair value of the Barrick shares were recorded in other comprehensive income. Included in accumulated other comprehensive income at December 31, 2005 is a historic adjustment in the amount of $562.6 million ($461.2 million, net of tax), which represents the unrealized gain on the investment in Barrick at the date of the original issuance of the exchangeable debentures.
During the third quarter of 2006, Trizec Canada completed the redemption of its three series of exchangeable debentures. The Corporation satisfied its obligation related to these redemptions by the delivery of 21,435,578 shares of Barrick to the debenture holders and sale of 8,863,980 shares of Barrick. As a result of the disposal of its investment in Barrick, the unrealized gain in accumulated other comprehensive income relating to the investment in Barrick was reclassified to net income during the three months ended September 30, 2006.

TRIZEC CANADA THIRD QUARTER 2006	20	NOTES TO THE FINANCIAL STATEMENTS

In addition, under U.S. GAAP, Trizec Canada records unrealized foreign currency translation adjustments as part of accumulated other comprehensive income (loss) until they are realized.
Under U.S. GAAP, Trizec Canada records its proportionate share of the other comprehensive income (loss) items of Trizec Properties as a component of its other comprehensive income (loss).
Trizec Canada’s Share of Total Other Comprehensive Income of Trizec Properties

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

Trizec Properties – Total other comprehensive income	$(1.6)	8.6	4.8	11.8

Trizec Canada’s share	$(0.6)	3.4	1.8	4.6

TRIZEC CANADA THIRD QUARTER 2006
21
NOTES TO THE FINANCIAL STATEMENTS

TRIZEC PROPERTIES, INC.
For the quarterly period ended September 30, 2006

Trizec Properties, Inc.	Consolidated Balance Sheets (unaudited)

	September 30,	December 31,
$ in thousands, except share and per share amounts	2006	2005

Assets
Real estate	$6,061,470	$4,570,824
Less: accumulated depreciation	(755,896)	(673,443)

Real estate, net	5,305,574	3,897,381
Cash and cash equivalents	179,994	36,498
Escrows and restricted cash	72,300	70,004
Investment in unconsolidated real estate joint ventures	145,956	206,602
Office tenant receivables (net of allowance for doubtful accounts of $1,871 and $3,718 at September 30, 2006 and December 31, 2005, respectively)	14,016	13,087
Deferred rent receivables (net of allowance for doubtful accounts of $386 and $1,438 at September 30, 2006 and December 31, 2005, respectively)	158,832	139,135
Other receivables (net of allowance for doubtful accounts of $1,411 and $3,080 at September 30, 2006 and December 31, 2005, respectively)	6,702	7,384
Deferred charges (net of accumulated amortization of $85,968 and $82,365 at September 30, 2006 and December 31, 2005, respectively)	167,674	124,061
Prepaid expenses and other assets, net	322,625	216,098

Total Assets	$6,373,673	$4,710,250

Liabilities and Stockholders’ Equity

Liabilities
Mortgage debt and other loans	$3,223,828	$1,863,273
Unsecured credit facility	584,500	347,000
Trade, construction and tenant improvements payables	23,015	19,127
Accrued interest expense	10,267	5,697
Accrued operating expenses and property taxes	82,946	108,099
Other accrued liabilities	278,839	181,798
Dividends/distributions payable	860	32,329
Taxes payable	23,283	27,508

Total Liabilities	4,227,538	2,584,831

Commitments and Contingencies	—	—

Minority Interest – Operating Company	60,339	—

Minority Interest – Real Estate Joint Ventures	2,716	8,134

Special Voting and Class F Convertible Stock	200	200

Stockholders’ Equity

Preferred stock, 50,000,000 shares authorized, $0.01 par value, none issued and outstanding at September 30, 2006 and December 31, 2005, respectively	—	—
Common stock, 500,000,000 shares authorized, $0.01 par value, 157,470,191 and 156,478,409 issued at September 30, 2006 and December 31, 2005, respectively, and 157,403,863 and 156,419,864 outstanding at September 30, 2006 and December 31, 2005, respectively	1,575	1,565
Additional paid in capital	2,308,035	2,283,591
Accumulated deficit	(226,798)	(163,049)
Treasury stock, at cost, 66,328 and 58,545 shares at September 30, 2006 and December 31, 2005, respectively	(906)	(750)
Unearned compensation	—	(446)
Accumulated other comprehensive income (loss)	974	(3,826)

Total Stockholders’ Equity	2,082,880	2,117,085

Total Liabilities and Stockholders’ Equity	$6,373,673	$4,710,250

See accompanying notes to the financial statements.

Trizec Properties, Inc.	Consolidated Statements of Operations (unaudited)

	For the three months ended		For the nine months ended
$ in thousands, except share and per share	September 30,		September 30,
amounts	2006	2005	2006	2005

Revenues
Rentals	$162,474	$128,488	$442,530	$372,127
Recoveries from tenants	36,111	30,347	95,476	83,009
Parking and other	37,864	30,879	97,600	84,501
Fee income	1,993	1,554	5,387	5,147

Total Revenues	238,442	191,268	640,993	544,784

Expenses
Operating	84,263	69,143	222,658	187,433
Property taxes	28,502	22,243	76,352	66,777
General and administrative	9,297	9,119	30,583	28,134
Depreciation and amortization	68,705	44,519	176,594	123,948

Total Expenses	190,767	145,024	506,187	406,292

Operating Income	47,675	46,244	134,806	138,492

Other Income (Expense)
Interest and other income	1,541	2,029	4,776	5,276
Loss on early debt retirement	—	(5,906)	(312)	(5,920)
Recovery on insurance claims	—	74	113	74
Interest expense	(59,854)	(36,998)	(144,743)	(103,802)
Lawsuit settlement	108	875	525	1,635

Total Other Expense	(58,205)	(39,926)	(139,641)	(102,737)

(Loss) Income before Income Taxes, Minority Interest, Income from Unconsolidated Real Estate Joint Ventures, Discontinued Operations and (Loss) Gain on Disposition of Real Estate, Net	(10,530)	6,318	(4,835)	35,755
(Provision) Benefit for income and other corporate taxes, net	(706)	930	(2,024)	3,246
Minority interest	44	(623)	(1,152)	(1,058)
Income from unconsolidated real estate joint ventures	1,990	3,297	7,519	11,874

(Loss) Income from Continuing Operations	(9,202)	9,922	(492)	49,817

Discontinued Operations
Income from discontinued operations	98	4,391	2,134	16,023
(Loss) Gain on disposition of discontinued real estate, net	(355)	18,406	31,202	39,485

(Loss) Income Before Gain on Disposition of Real Estate, Net	(9,459)	32,719	32,844	105,325
(Loss) Gain on disposition of real estate, net	—	(90)	—	166

Net (Loss) Income	(9,459)	32,629	32,844	105,491

Special voting and Class F convertible stockholders’ dividends	(364)	(1,312)	(1,095)	(3,696)

Net (Loss) Income Available to Common Stockholders	$(9,823)	$31,317	$31,749	$101,795

See accompanying notes to the financial statements.

Trizec Properties, Inc.	Consolidated Statements of Operations (unaudited) (Continued)

	For the three months ended		For the nine months ended
$ in thousands, except share and per share	September 30,		September 30,
amounts	2006	2005	2006	2005
Earnings per common share
(Loss) Income from Continuing Operations Available to Common Stockholders per Weighted Average Common Share Outstanding:
Basic	$(0.06)	$0.05	$(0.01)	$0.30
Diluted	$(0.06)	$0.05	$(0.01)	$0.29

Net (Loss) Income Available to Common Stockholders per Weighted Average Common Share Outstanding:
Basic	$(0.06)	$0.20	$0.20	$0.66
Diluted	$(0.06)	$0.20	$0.20	$0.65

Weighted average shares outstanding
Basic	157,366,702	155,519,138	157,087,185	154,390,881
Diluted	157,366,702	158,826,905	157,087,185	157,545,850
See accompanying notes to the financial statements.

Trizec Properties, Inc.	Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended		For the nine months ended
	September 30,		September 30,
$ in thousands	2006	2005	2006	2005

Net (loss) income	$(9,459)	$32,629	$32,844	$105,491

Other comprehensive (loss) income:
Unrealized (losses) gains on investments in securities:
Unrealized foreign currency exchange (losses) gains arising during the period	(9)	202	160	131
Unrealized foreign currency exchange (losses) gains on foreign operations	(1)	90	19	118
Unrealized derivative (losses) gains:
Effective portion of interest rate contracts	(1,650)	8,166	4,314	10,737
Amortization of forward rate contracts	62	267	307	801
Reversal of unrealized derivative gain upon settlement of forward-starting swap contracts	—	—	(10,410)	—
Settlement of forward-starting swap contracts	—	—	10,410	—

Total other comprehensive (loss) income	(1,598)	8,725	4,800	11,787

Net comprehensive (loss) income	$(11,057)	$41,354	$37,644	$117,278

See accompanying notes to the financial statements.

Trizec Properties, Inc.	Consolidated Statements of Cash Flows (unaudited)

	For the nine months ended
	September 30,
$ in thousands	2006	2005

Cash Flows from Operating Activities
Net Income	$32,844	$105,491
Adjustments to reconcile net income to net cash provided by operating activities:
Income from unconsolidated real estate joint ventures	(7,519)	(11,874)
Distributions from unconsolidated real estate joint ventures	417	11,874
Depreciation and amortization expense (including discontinued operations)	176,594	130,891
Amortization of financing costs	4,519	4,192
Amortization of value of acquired operating leases to rental revenue, net	(9,072)	(2,446)
Provision for bad debt	314	1,699
Gain on disposition of real estate (including discontinued operations)	(31,202)	(39,651)
Loss on early debt retirement	307	92
Minority interest	1,152	1,058
Amortization of equity compensation	7,466	3,641
Stock option grant expense	17	67
Changes in assets and liabilities:
Escrows and restricted cash	(6,455)	(17,413)
Office tenant receivables	(1,492)	(7,806)
Other receivables	419	(2,116)
Deferred rent receivables	(24,090)	(9,278)
Prepaid expenses and other assets	718	(12,744)
Accounts payable, accrued liabilities and other liabilities	(1,775)	(8,158)

Net cash provided by operating activities	143,162	147,519

Cash Flows from Investing Activities
Real estate:
Acquisitions	(1,519,350)	(553,532)
Tenant improvements and capital expenditures	(71,158)	(50,469)
Tenant leasing costs	(43,023)	(22,890)
Dispositions	111,965	236,611
Payment of minority interest	(6,824)	(217)
Escrows and restricted cash	4,309	(20,527)
Unconsolidated real estate joint ventures:
Investments	(5,354)	(4,441)
Distributions	101,624	10,159

Net cash used in investing activities	(1,427,811)	(405,306)

Cash Flows from Financing Activities
Mortgage debt and other loans:
Property financing	1,700,000	—
Principal repayments	(397,925)	(81,103)
Repaid on dispositions	—	(81,680)
Draws on credit line	672,500	323,000
Paydowns on credit line	(435,000)	(77,000)
Financing expenditures	(10,732)	—
Escrows and restricted cash	—	28,704
Settlement of forward-starting swap contracts	10,410	—
Issuance of common stock	17,768	63,974
Dividends	(128,876)	(97,043)

Net cash provided by financing activities	1,428,145	78,852

Net Increase/(Decrease) in Cash and Cash Equivalents	143,496	(178,935)
Cash and Cash Equivalents, beginning of period	36,498	194,265

Cash and Cash Equivalents, end of period	$179,994	$15,330

See accompanying notes to the financial statements.

Trizec Properties, Inc.	Consolidated Statements of Cash Flows (unaudited) (Continued)

	For the nine months ended
	September 30,
$ in thousands	2006	2005

Supplemental Cash Flow Disclosures:

Cash paid during the period for:

Interest, inclusive of interest capitalized	$136,032	$106,803

Interest capitalized to investment in unconsolidated real estate joint ventures	$378	$575

Taxes	$3,723	$16,628

Write-off of accounts receivable	$4,882	$3,657

Write-off of fully depreciated assets	$39,597	$26,158

Non-cash investing and financing activities:

Dividends/distributions payable on common stock, Operating Company units, special voting stock and Class F convertible stock	$860	$32,731

In conjunction with property acquisitions, the following assets were acquired, liabilities were assumed and Operating Company units were issued:
Purchase of real estate	$1,643,582	$554,276
Escrow cash	150	—
Prepaid expenses and other assets, net	1,551	22
Operating Company units	(61,428)	—
Mortgage debt assumed	(58,480)	—
Accrued operating expenses and property taxes	(665)	(460)
Other accrued liabilities	(5,360)	(306)

	$1,519,350	$553,532

See accompanying notes to the financial statements.

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Organization

Trizec Properties, Inc. (“Trizec Properties” or the “Corporation”) is a corporation organized under the laws of the State of Delaware and is approximately 38.1% indirectly owned by Trizec Canada Inc. Effective January 1, 2001, Trizec Properties elected to be taxed as a real estate investment trust (“REIT”) pursuant to Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”). Prior to May 8, 2002, Trizec Properties was a substantially owned subsidiary of TrizecHahn Corporation (“TrizecHahn”), an indirect wholly–owned subsidiary of Trizec Canada Inc. A plan of arrangement (the “Reorganization”) was approved by the TrizecHahn shareholders on April 23, 2002. On May 8, 2002, the effective date of the Reorganization, the common stock of Trizec Properties commenced trading on the New York Stock Exchange. In December 2004, the Corporation formed Trizec Holdings Operating LLC (the “Operating Company”), a Delaware limited liability company in which the Corporation became the sole managing member, as part of the reorganization of its operating structure into an umbrella partnership real estate investment trust. The Corporation conducts substantially all of its business, and owns substantially all of its assets, through the Operating Company.

Trizec Properties is a self-managed, publicly traded REIT, headquartered in Chicago, Illinois. At September 30, 2006, the Corporation had ownership interests in a portfolio of 53 consolidated office properties concentrated in the metropolitan areas of seven major U.S. cities, comprising approximately 32.2 million square feet of total area. At September 30, 2006, the Corporation’s 53 consolidated office properties were approximately 89.0% occupied.

At September 30, 2006, the Corporation also had ownership interests in eight unconsolidated real estate joint venture properties comprising approximately 7.4 million square feet of total area and one unconsolidated real estate development joint venture. At September 30, 2006, the eight unconsolidated real estate joint venture properties were approximately 86.9% occupied.

Brookfield Merger

On June 5, 2006, the Corporation, the Operating Company and Trizec Canada Inc., a Canadian corporation and an indirect holder of approximately 38.1% of the Corporation’s outstanding common stock as of June 5, 2006 and September 30, 2006, and all of the Corporation’s outstanding special voting stock and Class F convertible stock (“TZ Canada”), entered into an Agreement and Plan of Merger and Arrangement Agreement (the “Merger Agreement”) with Grace Holdings LLC, a newly-formed Delaware limited liability company (“Parent”), Grace Acquisition Corporation, a newly-formed Delaware corporation and a wholly-owned subsidiary of Parent (“MergerCo”), 4162862 Canada Limited, a newly-formed Canadian corporation and an affiliate of Parent (“AcquisitionCo”), and Grace OP LLC, a newly-formed Delaware limited liability company (“Merger Operating Company” and together with Parent, MergerCo, and AcquisitionCo, the “Buyer Parties”). The Buyer Parties are affiliates of Brookfield Properties Corporation, a publicly traded real estate company (“Brookfield Properties”).

Pursuant to the Merger Agreement, at closing (a) MergerCo will merge with and into the Corporation with the Corporation continuing as the surviving corporation (the “Trizec Merger”) and (b) Merger Operating Company will be merged with and into the Operating Company with the Operating Company continuing as the surviving limited liability company (the “Operating Company Merger,” and together with the Trizec Merger, the “Mergers”). In addition, TZ Canada will effect an arrangement pursuant to which AcquisitionCo and its affiliates will acquire all of the outstanding multiple voting shares and subordinate voting shares of TZ Canada (the “Arrangement,” and together with the Mergers, the “Transactions”).

Under the terms of the Merger Agreement, at the effective time of the Trizec Merger, each share of common stock of the Corporation issued and outstanding immediately prior to the effective time of the Trizec Merger (other than shares held in treasury and shares owned by TZ Canada and its subsidiaries, Parent and affiliates of Parent, and shares held by stockholders who properly exercise appraisal rights under Delaware law) will be converted into, and canceled in exchange for, one share of redeemable preferred stock of the surviving corporation, which will be immediately redeemed for a cash amount equal to the sum of $29.01 plus additional merger consideration that represents a pro rata portion of the regular quarterly

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
dividend allocable to the quarter in which the Mergers are closed, in each case without interest (such cash amount, the “Trizec Merger Consideration”). In addition, at the effective time of the Operating Company Merger, each common unit of limited liability company interest in the Operating Company (other than units held by the Corporation or any of the Corporation’s subsidiaries, which units will remain outstanding) issued and outstanding immediately prior to the effective time of the Operating Company Merger will be converted into, and canceled in exchange for, one redeemable preferred unit (“Redeemable Preferred Unit”). In lieu of retaining this Redeemable Preferred Unit, holders of Redeemable Preferred Units may elect to (a) redeem such Redeemable Preferred Units in exchange for an amount per unit equal to the Trizec Merger Consideration or (b) convert each such Redeemable Preferred Units, on a one-for-one basis, for continuing common units in the surviving operating company, subject to the terms and conditions of an amended and restated operating agreement of the surviving operating company that will be adopted pursuant to the Operating Company Merger.

Concurrently with entering into the Merger Agreement, TZ Canada entered into a voting agreement with Parent and MergerCo pursuant to which TZ Canada has agreed to vote all of the shares of common stock of the Corporation that TZ Canada and its subsidiaries own (including any shares that may be acquired by them after the date of the Merger Agreement) in favor of the Merger Agreement subject to the terms and conditions thereof (the “Trizec Voting Agreement”). As of the date of the Trizec Voting Agreement, the securities subject to the Trizec Voting Agreement represented approximately 38.1% of the outstanding voting power of the common stock of the Corporation. In addition, P.M. Capital Inc. (“PMCI”), an affiliate of TZ Canada and the owner of 7,522,283 multiple voting shares and 1,972,435 subordinate voting shares of TZ Canada, entered into a voting agreement with Parent and AcquisitionCo pursuant to which PMCI has agreed to vote all such shares (including any shares that may be acquired by PMCI after the date of the Merger Agreement) in favor of the Arrangement, subject to the terms and conditions thereof (the “PMCI Voting Agreement”).

The Transactions are subject to customary closing conditions, including, among other things, (a) the requisite approval and adoption of the Merger Agreement by the holders of the outstanding common stock of the Corporation and (b) the requisite approval of the Arrangement by the holders of the outstanding shares of TZ Canada. The closing of the Transactions is not subject to a financing condition. Additionally, the Corporation has agreed to conduct its business in the ordinary course and consistent with its past practices. Under the Merger Agreement, it has agreed to various covenants regarding the conduct of its business and other general matters. These covenants include, among other things, limitations on its ability to acquire properties or sell or encumber its assets, enter into or amend any material contract and, subject to a list of enumerated exceptions in the Merger Agreement, incur or pre-pay indebtedness, or issue or repurchase equity. The Merger Agreement and the Mergers were approved by the Corporation’s board of directors upon the recommendation of the special committee of the Corporation’s board of directors. In addition, TZ Canada’s board of directors approved the Merger Agreement and the Arrangement. On September 12, 2006, its common stockholders voted and approved the Merger Agreement, as amended.

On October 5, 2006, the Corporation completed its merger with MergerCo and the other transactions contemplated by the Merger Agreement, dated as of June 5, 2006, as amended, by and among the Corporation, the Operating Company, TZ Canada, TRZ Holdings LLC (formerly known as Grace Holdings LLC or “Parent”), MergerCo, AcquisitionCo and Merger Operating Company. Brookfield Properties was joined by The Blackstone Group in the acquisition of the Corporation. The Corporation is the surviving corporation in connection with the Merger.

Acquisition of the Arden Portfolio

On May 2, 2006, the Corporation completed its acquisition of an office portfolio comprised of 13 properties, totaling approximately 4.0 million square feet, and several undeveloped land parcels located in Southern California (the “Arden Portfolio”), from Arden Realty, Inc. (“Arden”) and certain of its subsidiaries (the “Acquisition”) for an aggregate consideration of approximately $1,637,314. The Arden Portfolio is comprised of the following properties, all of which are primarily concentrated in West Los Angeles and San Diego:
•	257,000 square foot office building located in the complex known as the Howard Hughes Center at 6060 Center Drive in Los Angeles;

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
•	288,000 square foot office building located in the Howard Hughes Center at 6080 Center Drive in Los Angeles;

•	286,000 square foot office building located in the Howard Hughes Center at 6100 Center Drive in Los Angeles;

•	103,000 square foot office building located in the Howard Hughes Center at 6601 Center Drive in Los Angeles;

•	318,000 square foot office building known as the Howard Hughes Tower located in the Howard Hughes Center at 6701 Center Drive in Los Angeles;

•	37,000 square foot building known as the Howard Hughes Spectrum Club located in the Howard Hughes Center at 6701 Park Terrace in Los Angeles;

•	313,000 square foot office building known as the Westwood Center, located at 1100 Glendon Avenue in Los Angeles;

•	161,000 square foot office building, located at 9665 Wilshire Boulevard in Beverly Hills;

•	409,000 square foot office building, located at 5670 Wilshire Boulevard in Los Angeles;

•	471,000 square foot office building known as the World Savings Center, located at 11603 Wilshire Boulevard in Los Angeles;

•	599,000 square foot, four-building office complex known as the Sorrento Towers, located at 5355 and 5375 Mira Sorrento Place in San Diego;

•	566,000 square foot office building located at 701 B Street in San Diego;

•	170,000 square foot office building, located at 707 Broadway in San Diego; and

•	certain undeveloped parcels of land located in Los Angeles, which can accommodate the development of up to 490,000 square feet of office space and 600 residential units.
The Corporation acquired the Arden Portfolio in a simultaneous two-step transaction by first acquiring all of the equity interests in a limited liability company that owns the office building located at 5670 Wilshire Boulevard and substantially all of the equity interests in a second limited liability company that owns the Howard Hughes Spectrum Club, followed by the acquisition of fee or ground lease interests in the 11 remaining properties, certain undeveloped parcels of land and the remaining equity interests in the second limited liability company. The Acquisition occurred (a) pursuant to the previously disclosed Purchase and Sale Agreement, dated December 19, 2005, as amended by that First Amendment dated December 21, 2005, by and between the Operating Company, and General Electric Capital Corporation (“GECC”), and (b) in conjunction with the completion of the merger of Arden and its operating partnership, Arden Realty Limited Partnership (“Arden OP”), with various subsidiaries of GECC on May 2, 2006 pursuant to the previously disclosed Agreement and Plan of Merger, dated as of December 21, 2005, as amended, by and among the Corporation, the Operating Company, Arden, Arden OP, GECC and certain of GECC’s subsidiaries.

The Corporation financed the Acquisition through a combination of a draw of the entire $1,300,000 available for borrowing under a term loan, a draw of approximately $140,000 under its existing unsecured credit facility, available cash, the assumption of an approximately $58,480 outstanding mortgage loan encumbering one of the properties, and the issuance by the Operating Company of 2,498,671 common units of its limited liability company membership interests, valued at approximately $61,428, to certain eligible limited partners of Arden OP. These common units become redeemable for cash or, at the Corporation’s election, shares of the Corporation’s common stock beginning one year from their issuance under the terms of the Operating Company’s limited liability company operating agreement. In addition, holders of these common units are entitled to certain registration rights pursuant to an agreement the Corporation entered into with such holders.

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim consolidated financial statements as of September 30, 2006 and for the three and nine months ended September 30, 2006 and 2005 include the accounts and operating results of the Corporation and its subsidiaries. All significant intercompany transactions have been eliminated.

The Corporation consolidates certain entities in which it owns less than a 100% equity interest if it is deemed to be the primary beneficiary in a variable interest entity, as defined in Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities – an interpretation of ARB 51.” The Corporation also consolidates entities in which it has a controlling direct or indirect voting interest. The equity method of accounting is applied to entities in which the Corporation does not have a controlling direct or indirect voting interest, but can exercise influence over the entity with respect to its operations and major decisions. The cost method of accounting is applied to entities when (i) the Corporation’s investment is minimal (typically less than 5%) and (ii) the Corporation’s investment is passive.

Accounting Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts will differ from those estimates used in the preparation of these financial statements.

Interim Financial Statements

The accompanying interim financial statements and related notes are unaudited; however, the financial statements have been prepared in accordance with GAAP for interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been condensed or omitted. In the opinion of management, such financial statements reflect all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows of the Corporation for the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for the interim periods presented are not necessarily indicative of the results to be obtained for other interim periods or for the full fiscal year.

Stock Based Compensation

Effective July 1, 2003, the Corporation adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (“SFAS No. 123”), as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock Based Compensation – Transition and Disclosure”. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) is a revision of SFAS No. 123. SFAS No. 123(R) requires that compensation cost is measured as the fair value of the stock option at the date of grant, eliminates the alternative to use the intrinsic value method of accounting prescribed in APB No. 25, and clarifies and expands the guidance of SFAS No. 123 in several areas. SFAS No. 123(R) is effective as of the beginning of the first annual reporting period beginning after June 15, 2005. SFAS No. 123(R) applies to all awards granted, modified, repurchased, or cancelled after the effective date and the cumulative effect of initially applying SFAS No. 123(R), if any, is to be recognized as of the required effective date. The Corporation adopted SFAS No. 123(R) effective as of January 1, 2006 using the modified prospective application method. The adoption of SFAS No. 123(R) did not have a material impact on the Corporation’s results of operations, financial position or liquidity.

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
3.	REAL ESTATE

The Corporation’s investment in real estate is comprised of:

	September 30,	December 31,
	2006	2005
Properties:
Held for the long term, net	$5,305,574	$3,749,836
Held for disposition, net	—	147,545

	$5,305,574	$3,897,381

Properties — Held for the Long Term

	September 30,	December 31,
	2006	2005
Land	$740,508	$563,729
Buildings and improvements	4,816,690	3,483,814
Tenant improvements	404,105	302,878
Furniture, fixtures and equipment	11,744	13,941

	5,973,047	4,364,362
Less: accumulated depreciation	(755,896)	(638,956)

	5,217,151	3,725,406
Properties held for development	82,077	24,430
Properties under development	6,346	—

Properties held for the long term, net	$5,305,574	$3,749,836

Properties — Held for Disposition

	September 30,	December 31,
	2006	2005
Land	$—	$5,704
Buildings and improvements	—	164,343
Tenant improvements	—	11,985

	—	182,032
Less: accumulated depreciation	—	(34,487)

Properties held for disposition, net	$—	$147,545

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
The table below summarizes the Corporation’s properties designated and held for disposition pursuant to the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) subsequent to December 31, 2004.

Date
Designated
		as Held for	Provision	Date
Property	Location	Disposition	Taken	Disposed
Williams Center I & II	Tulsa, OK	Jun-04	$26,582	Jan-06
Shoreline Square	Long Beach, CA	Sep-04	—	Apr-05
Metropolitan Square	St. Louis, MO	Jun-05	—	Jul-05
Watergate Office Building	Washington, D.C.	Jun-05	—	Oct-05
Twinbrook Metro Plaza	Rockville, MD	Sep-05	—	Oct-05
Beaumeade Corporate Park	Ashburn, VA	Sep-05	—	Oct-05
First Citizens Plaza	Charlotte, NC	Dec-05	—	Mar-06
During the second quarter of 2006, the Corporation re-classified Northstar Center, located in Minneapolis, Minnesota, from held for disposition to held for the long term as such property no longer met the criteria for classification as discontinued operations pursuant to SFAS No. 144. In accordance with the provisions of SFAS No. 144, the Corporation recaptured depreciation expense for the period such property was classified as held for disposition.

In accordance with SFAS No. 144, the results of operations and gains or losses on disposition, if any, for the seven properties previously designated as held for disposition and sold prior to September 30, 2006 have been reported as discontinued operations for all periods presented.

The following table summarizes the combined condensed results of operations, excluding any gains or losses on disposition, for the three and nine months ended September 30, 2006 and 2005, respectively, for all properties designated as held for disposition.

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Total revenues	$82	$12,125	$2,703	$44,437

Operating expenses	(137)	(5,189)	(1,596)	(17,820)
Property taxes	—	(951)	575	643
Depreciation and amortization	—	(1,505)	—	(6,943)
Interest and other income	3	25	36	326
Interest expense	—	(1,189)	—	(5,755)
Benefit for income and other taxes	150	1,075	416	1,135

Income from discontinued operations	$98	$4,391	$2,134	$16,023

(Loss) Gain on Disposition of Discontinued Real Estate During the Nine Months Ended September 30, 2006 for Properties Designated as Held for Disposition Pursuant to SFAS No. 144

					(Loss)
			Rentable	Net Sales	Gain
Date Sold	Property	Location	Sq. Ft.	Price	on Sale
January 9	Williams Center I & II	Tulsa, OK	770,000	$35,318	$(28)
March 10	First Citizens Plaza	Charlotte, NC	477,000	76,647	32,309

				$111,965	$32,281

		Tax expense related to sales			(1,079)

	Gain on disposition of discontinued real estate				$31,202

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
Acquisitions of Real Estate During the Nine Months Ended September 30, 2006

Date			Rentable
Purchased	Property	Location	Sq. Ft.	Net Purchase Price
April 21	1372 Peachtree Land	Atlanta, GA	N/A	$6,268
May 2	6060 Center Drive	Los Angeles, CA	257,000	111,984
May 2	6080 Center Drive	Los Angeles, CA	288,000	141,786
May 2	6100 Center Drive	Los Angeles, CA	286,000	118,245
May 2	6601 Center Drive	Los Angeles, CA	103,000	30,666
May 2	Howard Hughes Tower	Los Angeles, CA	318,000	130,580
May 2	Howard Hughes Land	Los Angeles, CA	N/A	56,694
May 2	Howard Hughes Spectrum Club	Los Angeles, CA	37,000	18,084
May 2	Westwood Center	Los Angeles, CA	313,000	176,614
May 2	9665 Wilshire Blvd.	Beverly Hills, CA	161,000	92,340
May 2	5670 Wilshire Blvd.	Los Angeles, CA	409,000	113,271
May 2	World Savings Center	Los Angeles, CA	471,000	204,986
May 2	Sorrento Towers	San Diego, CA	599,000	205,391
May 2	701 B Street	San Diego, CA	566,000	183,507
May 2	707 Broadway	San Diego, CA	170,000	53,166

				$1,643,582

In April 2006, the Corporation acquired a land parcel for development at 1372 Peachtree Street, located in Atlanta, Georgia, from an unrelated third party for a net purchase price of approximately $6,268. The land parcel was purchased with available cash.
In May 2006, the Corporation acquired the Arden Portfolio for a net purchase price of approximately $1,637,314. The Corporation financed the Acquisition through a combination of a draw of the entire $1,300,000 available for borrowing under a term loan, a draw of approximately $140,000 under its existing unsecured credit facility, available cash, the assumption of an approximately $58,480 outstanding mortgage loan encumbering one of the properties and the issuance by the Operating Company of 2,498,671 common units of its limited liability company membership interests, valued at approximately $61,428, to certain eligible limited partners of Arden OP. These common units become redeemable for cash or, at the Corporation’s election, shares of its common stock beginning one year from their issuance under the terms of the Operating Company’s limited liability company operating agreement. In addition, holders of these common units are entitled to certain registration rights pursuant to an agreement the Corporation entered into with such holders.
In accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations,” the Corporation allocated the net purchase prices of the 1372 Peachtree land acquisition and the Arden Portfolio acquisition as follows:

		1372
	Arden	Peachtree
	Portfolio	Land	Total
Land	$231,727	$6,268	$237,995
Building and improvements	1,234,070	—	1,234,070
Tenant improvements	62,188	—	62,188
Leasing commissions	22,240	—	22,240
In-place lease value at market	58,818	—	58,818
Tenant relationship value	74,898	—	74,898
Above market lease value	30,059	—	30,059
Below market lease value	(76,686)	—	(76,686)

	$1,637,314	$6,268	$1,643,582

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
Pro Forma Financial Information

The following pro forma results of operations of the Corporation for the nine months ended September 30, 2006 and 2005 are presented as if the acquisition of the Arden Portfolio had occurred on January 1, 2005.

	For the nine months ended
	September 30,
	2006	2005

Pro forma total revenues	$691,747	$653,431

Pro forma (loss) income from continuing operations	$(22,931)	$7,876

Pro forma net income	$9,883	$62,666

Pro forma net income available to common stockholders	$8,788	$58,970

Pro forma net income available to common stockholders per weighted average common shares outstanding:
Basic	$0.06	$0.38

Diluted	$0.06	$0.37

Pro forma weighted average shares outstanding, basic	157,087,185	154,390,881

Pro forma weighted average shares outstanding, diluted	157,087,185	160,044,521

4.	UNCONSOLIDATED REAL ESTATE JOINT VENTURES

The Corporation participates in unconsolidated real estate joint ventures in various operating properties which are accounted for using the equity method. In most instances, these projects are managed by the Corporation.

The following is a summary of the Corporation’s ownership interest in its eight unconsolidated real estate joint ventures and one unconsolidated real estate development joint venture at September 30, 2006 and December 31, 2005:

		Legal Interest(1)
		September 30,	December 31,
Entity	Property and Location	2006	2005

Marina Airport Building, Ltd.	Marina Towers, Los Angeles, CA	50%	50%
Dresser Cullen Venture	Kellogg, Brown & Root Tower, Houston, TX	50%	50%
Main Street Partners, L.P.	Bank One Center, Dallas, TX	50%	50%
1114 TrizecHahn-Swig, L.L.C.	The Grace Building, New York, NY	50%	50%
1411 TrizecHahn-Swig, L.L.C.	1411 Broadway, New York, NY	50%	50%
1460 Leasehold TrizecHahn Swig L.L.C./1460 Fee TrizecHahn Swig L.L.C.	1460 Broadway, New York, NY	50%	50%
Trizec Plaza of the Americas, L.P.	Plaza of the Americas, Dallas, TX	50%	50%
Waterview Investor, L.P.	Waterview Development, Arlington, VA	25%	25%
750 Ninth Street Parent, L.L.C.	Victor Building, Washington, D.C.	50%	50%

(1)	The amounts shown above approximate the Corporation’s legal ownership interest as of September 30, 2006 and December 31, 2005. Cash flows from operations, capital transactions and net income are allocated to the joint venture partners in accordance with their respective partnership agreements. The Corporation’s share of these items is subject to change based on, among other things, the operations of the property and the timing and amount of capital transactions.

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
Unconsolidated Real Estate Joint Venture Financial Information
The following represents combined summarized financial information of the Corporation’s unconsolidated real estate joint ventures:
Balance Sheet Information

	September 30,	December 31,
	2006	2005
Assets
Real estate, net	$738,938	$692,948
Other assets	219,255	256,909

Total Assets	$958,193	$949,857

Liabilities and Equity
Mortgage debt and other loans	$1,027,052	$857,509
Other liabilities	56,945	58,737
Partners’ (deficit) equity	(125,804)	33,611

Total Liabilities and Equity	$958,193	$949,857

Corporation’s share of (deficit) equity	$(82,899)	$1,580
Net excess of cost of investments over the net book value of underlying assets	157,030	160,832
Reclassification of distributions in excess of investments in unconsolidated real estate joint ventures	71,825	44,190

Carrying Value of Corporation’s Investment In Unconsolidated Real Estate Joint Ventures	$145,956	$206,602

Corporation’s Share of Mortgage Debt	$489,332	$413,710

Income Statement Information

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Total Revenues	$60,960	$54,014	$177,611	$158,686

Expenses
Operating and other	30,161	26,369	84,441	75,108
Depreciation and amortization	10,769	6,285	31,038	18,402

Total Expenses	40,930	32,654	115,479	93,510

Other Income (Expense)
Interest and other income	899	467	2,398	1,209
Interest expense	(14,421)	(12,649)	(41,838)	(36,398)

Total Other Expense	(13,522)	(12,182)	(39,440)	(35,189)

Net Income	$6,508	$9,178	$22,692	$29,987

Corporation’s share of net income	$3,249	$4,582	$11,328	$15,015
Amortization of net excess of cost of investments over the net book value of underlying assets	(1,259)	(1,285)	(3,809)	(3,141)

Income from unconsolidated real estate joint ventures	$1,990	$3,297	$7,519	$11,874

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
750 Ninth Street Parent, L.L.C.

In January 2006, 750 Ninth Street, L.L.C., a wholly-owned subsidiary of 750 Ninth Street Parent, L.L.C., obtained an approximately $106,000 non-recourse mortgage loan commitment, which bears interest at a fixed rate of 5.39%, is scheduled to mature in February 2016 and is collateralized by the Victor Building, located in Washington, D.C. Of the approximately $106,000 mortgage loan commitment, approximately $95,000 was funded on the closing date and the balance will be funded in accordance with the terms and conditions of the mortgage loan agreement. The approximately $95,000 of loan proceeds was distributed to the partners in accordance with the partnership agreement.

Marina Airport Building, Ltd.

In March 2006, Marina Airport Building, Ltd., obtained an approximately $40,000 non-recourse mortgage loan, which bears interest at a fixed rate of 5.84%, is scheduled to mature in April 2016 and is collateralized by Marina Towers, located in Los Angeles, California. The approximately $40,000 of loan proceeds has been distributed to the partners in accordance with the partnership agreement.

Waterview Investor, L.P.

In September 2005, three wholly-owned subsidiaries of Waterview Investor, L.P., a joint venture in which the Corporation owns a 25% interest, entered into two loan agreements (“Waterview Development Loan A” and “Waterview Development Loan B”) providing construction financing for the development of the Waterview project, located in Rosslyn, Virginia. The $218,300 Waterview Development Loan A is being used to finance the construction of the office building, initially bears interest at LIBOR plus a spread of 1.60%, matures in August 2009 and is subject to two one-year extension options. The LIBOR spread can be reduced to 1.35% if certain performance measures are achieved. The $78,000 Waterview Development Loan B is being used to finance the construction of the combined hotel and residential building, bears interest at LIBOR plus a spread of 2.00%, matures in August 2009 and is subject to two one-year extension options. Concurrently, these entities entered into two interest rate swap contracts to lock in a fixed interest rate. The swap contract on Waterview Development Loan A, in an accreting notional amount from approximately $49,976 to approximately $132,357, is effective as of October 3, 2005, bears a fixed interest rate of 4.28% and matures on October 1, 2007. The swap contract on Waterview Development Loan B, in a roller coaster notional amount from approximately $315 to approximately $54,534, is effective September 1, 2006, bears a fixed interest rate of 4.36% and matures on February 1, 2008. At September 30, 2006, the benefit to unwind the interest rate swap contract on Waterview Development Loan A and Waterview Development Loan B is approximately $928 and $210, respectively, and is recorded through other comprehensive income.

For the three and nine months ended September 30, 2006, the Corporation recorded, through other comprehensive income, an unrealized derivative loss of approximately $180 and and unrealized gain of approximately $84, respectively, related to these swap contracts.

The Corporation and two of its subsidiaries, Trizec Holdings, LLC and Trizec Holdings Operating LLC (collectively, the “Trizec Guarantors”), and JBG Investment Fund III LP (“JBG Fund”) have agreed to guarantee the substantial completion of the development of the office building component of the project as well as performance under the swap agreement for Waterview Development Loan A. JBG Fund is guaranteeing substantial completion of the combined hotel and residential building as well as performance under the swap contract for Waterview Development Loan B. The Waterview Investor, L.P. agreement has been amended to provide for additional mandatory capital contributions on a pro rata basis in the event either the Trizec Guarantors or JBG Fund are required to fund any excess obligations under the applicable guarantees of Waterview Development Loans A and B and the swap contracts mentioned above.

Contributions, Advances and Distributions

During the nine months ended September 30, 2006, the Corporation made cash and non-cash contributions to and investments in its unconsolidated real estate joint ventures in the aggregate amount of approximately $4,976 and capitalized interest on its investment in the Waterview development project in the amount of

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
approximately $378. The Corporation received distributions from its unconsolidated real estate joint ventures in the aggregate amount of approximately $102,041. Included in distributions received from the Corporation’s unconsolidated real estate joint ventures is approximately $47,635 and approximately $20,000 of distributions received from 750 Ninth Street, L.L.C. and Marina Airport Building Ltd., respectively, as a result of proceeds received from mortgage loan financings.

During the nine months ended September 30, 2005, the Corporation made contributions to its unconsolidated real estate joint ventures in the aggregate amount of approximately $3,866 and capitalized interest payments on its investment in the Waterview development project in the amount of approximately $575. The Corporation received distributions from its unconsolidated real estate joint ventures in the aggregate amount of approximately $22,033, which includes an approximately $6,368 distribution received from Waterview Investor, L.P. as a result of securing the financing referred to above.

The Corporation has received net distributions in excess of its investments in 1114 TrizecHahn-Swig, L.L.C., 1411 TrizecHahn-Swig, L.L.C. (the “Swig Joint Ventures”) and Marina Airport Building, Ltd. At September 30, 2006 and December 31, 2005, such excess net distributions totaled approximately $71,825 and $44,190, respectively, and have been recorded in other accrued liabilities as the Corporation is committed to provide financial support to the Swig Joint Ventures and Marina Airport Building, Ltd. in the future.

Certain of the Corporation’s joint venture agreements include provisions whereby, at certain specified times, each party has the right to initiate a purchase or sale of its interest in the joint ventures at an agreed upon fair value. Under these provisions, the Corporation is not obligated to purchase the interest of its outside joint venture partners.

5.	CONSOLIDATED REAL ESTATE JOINT VENTURES

Although the financial condition and results of operations of the following real estate joint ventures are consolidated, there are unaffiliated parties that own interests in these real estate joint ventures. The Corporation consolidates these real estate joint ventures because it owns at least 50% of the respective ownership entities and controls major decisions. The following is a summary of the Corporation’s ownership in consolidated real estate joint ventures at September 30, 2006 and December 31, 2005:

		Legal Interest(1)
		September 30,		December 31,
Entity	Property and Location	2006		2005
TrizecHahn 1065 Avenue of the Americas L.L.C.	1065 Avenue of the Americas, New York, NY	99%		99.0%
Trizec 2001 M Street Holdings L.L.C.	2001 M Street, Washington, D.C.	98%		98.0%
TrizecHahn Mid-Atlantic I Limited Partnership	Various	100	%(2)	98.0%

(1)	The amounts shown above approximate the Corporation’s legal ownership interest as of September 30, 2006 and December 31, 2005. Cash flows from operations, capital transactions and net income are allocated to the joint venture partners in accordance with their respective partnership agreements. The Corporation’s share of these items is subject to change based on, among other things, the operations of the property and the timing and amount of capital transactions.

(2)	All outstanding JBG Units were redeemed for cash prior to September 30, 2006.
TrizecHahn Mid-Atlantic I Limited Partnership

The Corporation owned 100% of the general partner units and 100% of the limited partnership units (“JBG Units”) of TrizecHahn Mid-Atlantic I Limited Partnership at September 30, 2006. At December 31, 2005, the Corporation owned 100% of the general partner units and 98% of the limited partnership units (“JBG Units”) of TrizecHahn Mid-Atlantic I Limited Partnership. At December 31, 2005, the limited partnership units were held by unrelated limited partners who had a right to redeem their JBG Units before 2012, at a redemption value equal to the fair market value of an equivalent number of shares of common stock of Trizec Properties. Upon redemption of the JBG Units, TrizecHahn Mid-Atlantic I Limited Partnership was required to pay cash to the holder in an amount equal to the redemption value, or the Corporation had the option to assume directly and satisfy the redemption obligation of TrizecHahn Mid-Atlantic I Limited

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
Partnership by paying the redemption value either in cash or by issuing a number of shares of its common stock equal to the redemption value. The change in redemption value was recorded as an allocation to minority interest in the consolidated statements of operations. As of September 30, 2006 all outstanding JBG Units were redeemed for cash.

6.	MORTGAGE DEBT, OTHER LOANS AND UNSECURED CREDIT FACILITY

	Total Debt
	September 30, 2006		December 31, 2005
	Weighted		Weighted
	Average	Principal	Average	Principal
	Interest Rates	Balance	Interest Rates	Balance

Collateralized property loans:
At fixed rates (1)	5.92%	$1,849,351	6.26%	$1,847,095
At variable rates	6.48%	58,480	—	—
Other loans:
At fixed rates	6.57%	15,997	6.57%	16,178

Total collateralized property and other loans	5.94%	$1,923,828	6.26%	$1,863,273

Unsecured credit facility and term loan:
At fixed rates (1)	6.62%	$310,244	6.57%	$60,245
At variable rates	6.85%	1,574,256	5.38%	286,755

Total unsecured credit facility and term loan	6.81%	$1,884,500	5.59%	$347,000

	6.37%	$3,808,328	6.16%	$2,210,273

(1)	Includes $400,000 of variable rate debt fixed through interest rate swap contracts at September 30, 2006 and $150,000 of variable rate debt fixed through interest rate swap contracts at December 31, 2005. See discussion below.
Certain of the Corporation’s loans are cross-collateralized with, or subject to cross-default or cross-acceleration provisions in, other loans.

Financing Related to the Acquisition of the Arden Portfolio

New term loan

On May 2, 2006, in connection with the acquisition of the Arden Portfolio, the Corporation and two of its subsidiaries, Trizec Partners Real Estate, LP (“TPRELP”) and Trizec Cal Holdings, LLC (“TCHLLC,” and together with TPRLEP, the “Borrowers”), entered into a Credit Agreement (the “Term Loan Agreement”) with a group of lenders led by Deutsche Bank Securities Inc., as lead arranger and sole book-running manager, and Deutsche Bank Trust Company Americas, as administrative agent (“DBTCA”), to facilitate the consummation of the Corporation’s and its subsidiaries’ acquisition of the Arden Portfolio. Under the Term Loan Agreement, the Borrowers may borrow up to $1,300,000 in a single draw (the “Term Loan”). The Borrowers borrowed the entire $1,300,000 under the Term Loan concurrently with entering into the Term Loan Agreement. The Term Loan Agreement expires in May 2007 and has two 6-month extension options. The Corporation currently is the sole guarantor under the Term Loan but some of its subsidiaries may be required to become additional guarantors under certain circumstances in the future.

The outstanding balance of the Term Loan is subject to an interest rate of LIBOR plus 1.40% during the initial one-year term, LIBOR plus 2.00% during the first extension period and LIBOR plus 2.50% during the second extension period. The Term Loan is collateralized by a first priority pledge of the Corporation’s indirect ownership interests in the Borrowers. Under the terms of the Term Loan Agreement, the Corporation is mandatorily required to use any and all of the net proceeds from sales of its assets, investments in the Corporation by joint venture partners, and debt or equity issuances by the Corporation or its subsidiaries to repay the outstanding amounts of the Term Loan. In addition, the Term Loan subjects the Corporation to certain financial covenants, including a total leverage ratio not to exceed 65% of its total

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
assets, an interest coverage ratio of not less than 1.75x and a fixed charge coverage ratio of not less than 1.40x.

Amendment to 2005 Unsecured Credit Facility

To enable the Corporation and its subsidiaries to borrow the Term Loan and enter into the Term Loan Agreement, and to provide additional financial covenant flexibility, the Corporation and certain of its subsidiaries also entered into an amendment (the “Amendment”) to its amended and restated unsecured credit facility (as amended, the “2005 Unsecured Credit Facility”) on March 31, 2006 with DBTCA, as administrative agent, and various other lenders. The Amendment became effective on May 2, 2006 upon, and only upon, the execution of the Term Loan Agreement as well as the satisfaction of certain conditions. The Amendment also contained a provision whereby the Amendment would have been void and would not have had any effect if the Term Loan Agreement had not been executed, and certain other conditions had not been satisfied, by July 31, 2006. The Amendment amended certain financial covenants as reflected in the 2005 Unsecured Credit Facility by: (a) reducing the minimum interest coverage ratio from 2.0x to 1.75x during the initial term of the 2005 Unsecured Credit Facility, but which ratio would revert back to 2.0x during the extension period; (b) reducing the minimum fixed charge coverage ratio from 1.5x to 1.4x, but reverting back to 1.5x during the extension period; and (c) permanently increasing the maximum permitted leverage ratio from 60% to 65%. The initial term of the 2005 Unsecured Credit Facility expires in October 2008, and has a one-year extension option.

The Corporation borrowed approximately $140,000 under the 2005 Unsecured Credit Facility to fund a portion of the purchase price of the acquisition of the Arden Portfolio.

Assumed mortgage loan

In conjunction with the acquisition of the Arden Portfolio, the Corporation assumed a $58,480 mortgage loan collateralized by one of the acquired properties. The assumed mortgage loan bears interest at LIBOR plus 1.15% and is scheduled to mature in May 2008. On July 14, 2006, the Corporation entered into an interest rate cap agreement to limit the Corporation’s exposure on the assumed mortgage loan if LIBOR exceeds a rate above 8.00%. This interest rate cap has a maturity date of May 15, 2008.

Swap transaction

In addition, to enable the Corporation to meet certain financial covenants contained in the Term Loan and the 2005 Unsecured Credit Facility that limit the percentage of its outstanding indebtedness that may bear interest at a variable rate, the Corporation entered into a swap transaction with The Bank of Nova Scotia (the “Bank of Nova Scotia”) on May 2, 2006 to convert the interest rate on a notional amount of $250,000 of the Corporation’s indebtedness from variable to fixed, at a fixed rate of 5.23% (the “Effective Rate”). Under the swap arrangement, which expires and will be settled in May 2007, the Corporation will pay to the Bank of Nova Scotia an amount equal to the interest payment applicable on the $250,000 notional amount at the Effective Rate and the Bank of Nova Scotia will pay to the Corporation an amount equal to the interest payment applicable on the same notional amount at a variable interest rate based on LIBOR, which initially is 5.04% and will be recalculated monthly. Such net payments between the Corporation and the Bank of Nova Scotia will occur monthly. The Corporation may terminate the swap arrangement at any time provided that the Corporation and the Bank of Nova Scotia settle any pending settlement amounts at such time of termination.

Collateralized Property Loans

Property loans are collateralized by deeds of trust or mortgages on properties and mature at various dates between August 2007 and March 2016.

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
     At September 30, 2006, the Corporation had the following interest rate swap contracts outstanding:

				Benefit
Notional	Interest	Maturity		(Cost) to
Amount	Rate	Date	Index	Unwind
$250,000	5.23%	May 1, 2007	1-MO LIBOR	$53
100,000	5.58%	March 15, 2008	1-MO LIBOR	(742)
50,000	5.62%	March 15, 2008	1-MO LIBOR	(400)

$400,000				$(1,089)

At December 31, 2005, the Corporation had the following interest rate swap contracts outstanding:

Notional	Interest	Maturity		Cost to
Amount	Rate	Date	Index	Unwind
$100,000	5.58%	March 15, 2008	1-MO LIBOR	$(1,824)
50,000	5.62%	March 15, 2008	1-MO LIBOR	(954)

$150,000				$(2,778)

At September 30, 2006 and December 31, 2005, the debt hedged by the interest rate swap contracts was classified as fixed in the Total Debt table above. For the three and nine months ended September 30, 2006, the Corporation recorded, through other comprehensive income, an unrealized derivative loss of approximately $1,311 and an unrealized derivative gain of approximately $1,688, respectively, related to interest rate swap contracts. For the three and nine months ended September 30, 2005, the Corporation recorded, through other comprehensive income, unrealized derivative gains of approximately $2,629 and $5,200, respectively, related to interest rate swap contracts.

In April 2006, the Corporation made scheduled payments of approximately $135,500 on its fixed rate commercial mortgage pass-through certificates primarily by drawing on the 2005 Unsecured Credit Facility.

Refinancing and Early Debt Retirement

In February 2006, the Corporation repaid and retired the mortgage loan collateralized by 1400 K Street, N.W., located in Washington, D.C. The mortgage loan had a principal balance of approximately $20,781, bore interest at a fixed rate of 7.20% and was scheduled to mature in May 2006. In conjunction with the repayment and retirement of the mortgage loan, the Corporation recorded a loss on early debt retirement of approximately $11, comprised of the write-off of unamortized deferred financing costs.

In March 2006, the Corporation refinanced the $228,446 mortgage loan on One New York Plaza, located in New York, New York, which bore interest at a fixed rate of 7.27%, with a $400,000 mortgage loan bearing interest at a fixed rate of 5.50% (or 5.14% after settlement of forward-starting swap contracts as discussed below) and scheduled to mature in March 2016. In September 2005, the Corporation entered into a forward-starting swap contract, in the notional amount of $250,000, at a swap rate of 4.53%, to lock in a maximum interest rate on the anticipated refinancing of the mortgage loan on One New York Plaza. In February 2006, the Corporation entered into an additional forward-starting swap contract, in the notional amount of $145,700, at a swap rate of 5.11%, to lock in the maximum fixed interest rate on the anticipated refinancing. Upon closing of the refinanced mortgage loan, the Corporation received approximately $10,410 in settlement of the two forward-starting swap contracts, which has been recorded in other comprehensive income. The approximately $10,410 received in settlement of the forward-starting swap contracts will be amortized into interest expense over the life of the mortgage loan. In addition, the Corporation recorded a loss on early debt retirement of approximately $301, comprised primarily of the write-off of unamortized deferred financing costs related to the refinanced mortgage loan.

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
2005 Unsecured Credit Facility

The Corporation’s 2005 Unsecured Credit Facility consists of a $750,000 revolver, bears interest at LIBOR plus a spread of 0.95% to 1.65% based on the Corporation’s total leverage and expires in October 2008, with a one-year extension option. In addition to the financial covenants previously discussed, the financial covenants under the 2005 Unsecured Credit Facility also include the requirement for the Corporation’s net worth to be in excess of $1.5 billion and restrict dividends or distributions to no more than 90% of the Corporation’s funds from operations (as defined in the 2005 Unsecured Credit Facility agreement). If the Corporation is in default in respect of its obligations under the 2005 Unsecured Credit Facility agreement, dividends will be limited to the amount necessary to maintain the Corporation’s REIT status. At September 30, 2006, the Corporation was in compliance with these financial covenants.

At September 30, 2006, the amount eligible to be borrowed under the Corporation’s 2005 Unsecured Credit Facility was approximately $750,000, of which approximately $584,500 was drawn and outstanding. At December 31, 2005, the amount eligible to be borrowed under the Corporation’s 2005 Unsecured Credit Facility was approximately $750,000 of which approximately $347,000 was drawn and outstanding. Certain conditions of the 2005 Unsecured Credit Facility may restrict the amount eligible to be borrowed at any time.

Financing Activity Related to the Merger Agreement

On October 3, in conjunction with the Merger Agreement, the Corporation paid down approximately $317,200 on its fixed rate commercial mortgage pass-through certificates.

On October 5, 2006, in conjunction with the closing of the Merger Agreement, the Corporation repaid its 2005 Unsecured Credit Facility, which was approximately $584,500. At September 30, 2006, the 2005 Unsecured Credit Facility bore interest at a variable rate of 6.95% and was scheduled to mature in October 2008.

On October 5, 2006, in conjunction with the closing of the Merger Agreement, the Corporation repaid its Term Loan Agreement, which was approximately $1,300,000. At September 30, 2006, the Term Loan Agreement bore interest at a variable rate of 6.75% and was scheduled to mature in May 2007.

7.	MINORITY INTEREST – OPERATING COMPANY

On May 2, 2006, as part of the financing of the acquisition of the Arden Portfolio, the Operating Company issued 2,498,671 common units of its limited liability company membership interests valued at $61,428, to certain eligible limited partners of Arden OP. The Corporation owned an approximate 98.4% membership interest in the Operating Company at September 30, 2006.

8.	STOCKHOLDERS’ EQUITY

Common Dividends

				Dividend/
				Distribution	Total
	Declaration			Per	Dividend/
2006	Date	Record Date	Payable Date	Share/Unit	Distribution
First Quarter	03/09/2006	03/31/2006	04/17/2006	$0.20	$31,803
Second Quarter	06/13/2006	06/30/2006	07/17/2006	$0.20	$32,180 (1)
Third Quarter	09/08/2006	09/22/2006	09/29/2006	$0.20	$32,348 (2)

(1)	Includes a prorated second quarter distribution of approximately $335 payable to the Operating Company unitholders.

(2)	Includes a second quarter distribution of approximately $500 payable to the Operating Company unitholders.

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
Special Voting Stock Dividends

2006	Declaration Date	Record Date	Payable Date	Total Dividend
First Quarter	03/09/2006	03/31/2006	04/17/2006	$372
Second Quarter	06/13/2006	06/30/2006	07/17/2006	$359
Third Quarter	09/08/2006	09/22/2006	09/29/2006	$364
Class F Convertible Stock Dividends

On March 9, 2006, the Corporation declared an aggregate annual dividend of approximately $5 for its Class F convertible stock, payable on April 17, 2006, to the holders of record at the close of business on March 31, 2006.

Restricted Stock Rights

During the nine months ended September 30, 2006, the Corporation awarded 238,748 restricted stock rights and 113,244 performance based restricted stock rights to certain employees. These restricted stock rights and performance based restricted stock rights had initial fair values of approximately $5,607 and $2,656, respectively, on the date of grant. The restricted stock rights vest ratably over periods of one to five years. The performance based restricted stock rights vest ratably over a period of five years provided that specific performance objectives are achieved. The fair value of the restricted stock rights will be charged to earnings as compensation expense over the vesting period.

During the nine months ended September 30, 2006, the Corporation awarded 13,152 restricted stock rights to certain directors of the Corporation. These restricted stock rights had a fair value of approximately $290 on the date of grant. The restricted stock rights vested immediately and the fair value of the restricted stock rights was charged to earnings as compensation expense.

Compensation expense related to restricted stock, restricted units and restricted stock rights totaled approximately $2,161 and $892, respectively, for the three months ended September 30, 2006 and 2005. Compensation expense related to restricted stock, restricted units and restricted stock rights totaled approximately $6,373 and $3,055, respectively, for the nine months ended September 30, 2006 and 2005.

Employee Stock Purchase Plan

During the nine months ended September 30, 2006, 81,760 shares were issued to employees under the Corporation’s Employee Stock Purchase Plan. The Employee Stock Purchase Plan was terminated as of June 30, 2006.

Stock Options

During the nine months ended September 30, 2006, certain employees of the Corporation exercised 861,370 non-qualified employee stock options. Proceeds to the Corporation from the exercise of such non-qualified employee stock options were approximately $15,836.

Compensation expense related to non-qualified employee stock options totaled approximately $0 and $20, respectively, for the three months ended September 30, 2006 and 2005. Compensation expense related to non-qualified employee stock options totaled approximately $17 and $67, respectively, for the nine months ended September 30, 2006 and 2005.

Warrants

During the nine months ended September 30, 2006, certain employees and former employees of the Corporation exercised 18,250 warrants. Proceeds to the Corporation from the exercise of such warrants were approximately $286.

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
Treasury Stock

During the nine months ended September 30, 2006, common shares held in treasury increased by approximately $156 due to the forfeiture of 3,800 shares of restricted common stock and the surrendering of 3,983 common shares as payment of statutory withholdings for the vesting of restricted common stock.

Long-Term Outperformance Compensation Program

On June 4, 2006, in connection with the approval of the Trizec Merger, the Board of Directors of Trizec approved and adopted an amendment to the Corporation’s long-term outperformance compensation program (the “OPP”) in order (1) to change the valuation date under the OPP from the closing date of a change in control transaction to the date of signing of a definitive agreement in connection with any such change in control transaction (the “Signing Date”), (2) to use the dollar value of the transaction consideration per share of common stock of Trizec in determining OPP awards to be made in connection with the change in control, and (3) to adjust the Peer Group TRS calculations (under Section 1.3 of the OPP) to key those calculations off the Signing Date. The OPP amendment also clarifies that OPP awards would be made immediately prior to the closing of the transaction (and contingent thereon). The OPP provides that awards made in connection with a change in control will become fully vested upon the effective date of such change in control.

9.	EARNINGS PER SHARE

	For the three months ended		For the nine months ended
	September 30,		September 30,
Computation of Basic Earnings per Share	2006	2005	2006	2005
(Loss) Income from continuing operations	$(9,202)	$9,922	$(492)	$49,817
(Loss) Gain on disposition of real estate, net	—	(90)	—	166
Less: Special voting and Class F convertible stockholders’ dividends	(364)	(1,312)	(1,095)	(3,696)

(Loss) Income from Continuing Operations Available to Common Stockholders	(9,566)	8,520	(1,587)	46,287

Discontinued operations	(257)	22,797	33,336	55,508

Net (Loss) Income Available to Common Stockholders	$(9,823)	$31,317	$31,749	$101,795

Basic Earnings per Common Share
(Loss) Income from continuing operations available to common stockholders	$(0.06)	$0.05	$(0.01)	$0.30
Discontinued operations	—	0.15	0.21	0.36

Net (Loss) Income Available to Common Stockholders per Weighted Average Common Share Outstanding – Basic(1)	$(0.06)	$0.20	$0.20	$0.66

Weighted average shares outstanding Basic	157,366,702	155,519,138	157,087,185	154,390,881

(1)	May not total the sum of the per share components due to rounding.

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts

	For the three months ended		For the nine months ended
	September 30,		September 30,
Computation of Diluted Earnings per Share	2006	2005	2006	2005
(Loss) Income from continuing operations	$(9,202)	$9,922	$(492)	$49,817
(Loss) Gain on disposition of real estate, net	—	(90)	—	166
Less: Special voting and Class F convertible stockholders’ dividends	(364)	(1,312)	(1,095)	(3,696)

(Loss) Income from Continuing Operations Available to Common Stockholders	(9,566)	8,520	(1,587)	46,287

Discontinued operations	(257)	22,797	33,336	55,508

Net (Loss) Income Available to Common Stockholders	$(9,823)	$31,317	$31,749	$101,795

Diluted Earnings per Common Share
(Loss) Income from continuing operations available to common stockholders	$(0.06)	$0.05	$(0.01)	$0.29
Discontinued operations	—	0.14	0.21	0.35

Net (Loss) Income Available to Common Stockholders per Weighted Average Common Share Outstanding – Diluted(1)	$(0.06)	$0.20	$0.20	$0.65

Weighted average shares outstanding
Basic	157,366,702	155,519,138	157,087,185	154,390,881
Dilutive effect of securities(2)	—	3,307,767	—	3,154,969

Diluted	157,366,702	158,826,905	157,087,185	157,545,850

(1)	May not total the sum of the per share components due to rounding.

(2)	Represents the dilutive effect of stock options, restricted stock, restricted units, restricted stock rights, warrants, potential shares to be issued under the Corporation’s Long-Term Outperformance Compensation Program and units in the Operating Company.
The dilutive effect of securities for the three months ended September 30, 2005 was calculated based on $22.07 per share, which represents the average daily trading price for the three months ended September 30, 2005. The dilutive effect of securities for the nine months ended September 30, 2005 was calculated based on $20.06 per share, which represents the average daily trading price for the nine months ended September 30, 2005. Not included in the computation of diluted net (loss) income available to common stockholders per share, as they would have had an anti-dilutive effect were the following securities:

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Stock options	3,177,111	—	4,028,314	817,500
Restricted stock, restricted units and restricted stock rights	1,846,885	—	2,117,068	191
Warrants	1,280,042	—	1,305,792	7,500
Operating Company units	2,498,671	—	2,498,671	—
10.	CONTINGENCIES

Litigation

On June 6, 2006, two substantially identical purported stockholder class action lawsuits related to the Merger Agreement were filed by the same counsel in the Circuit Court of Cook County, Illinois, Doris Staehr v. Trizec Properties, et al. (Case No. 06CH11226) and Hubert Van Gent v. Trizec Properties, et al. (Case No. 06CH11571), naming the Corporation and each of its directors as defendants. The lawsuits allege, among other things, that the Corporation’s directors were conflicted, unjustly enriched, and engaged in self-dealing, and violated their fiduciary duties to the Corporation’s stockholders in approving the Mergers, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

The lawsuits seek to enjoin the completion of the Mergers and the related transactions. Additionally, among other things, the lawsuits seek class action status, rescission of, to the extent already implemented, the Mergers, the Trizec Voting Agreement, the PMCI Voting Agreement, and the termination fees, and costs and disbursements incurred in connection with the lawsuits, including attorneys’ and experts’ fees.

On August 30, 2006, the Corporation and other defendants entered into a memorandum of understanding with the plaintiffs regarding the settlement of both lawsuits. In connection with the settlement, the Corporation, the Operating Company, TZ Canada and the Buyer Parties agreed to certain amendments to the merger agreement as more fully described under Item 1.01 the Current Report on Form 8-K as filed with the SEC on August 31, 2006.

The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims arising from time to time. While the final outcome with respect to claims and litigation pending at September 30, 2006 cannot be predicted with certainty, in the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.

Concentration of Credit Risk

The Corporation maintains its cash and cash equivalents at financial institutions. The combined account balances at each institution typically exceed Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Management believes that this risk is not significant.

The Corporation performs ongoing credit evaluations of tenants and may require tenants to provide some form of credit support, such as corporate guarantees and/or other financial guarantees. Although the Corporation’s properties are geographically diverse and tenants operate in a variety of industries, to the extent the Corporation has a significant concentration of rental revenue from any single tenant, the inability of that tenant to make its lease payments could have an adverse effect on the Corporation.

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
Environmental

The Corporation, as an owner of real estate, is subject to various federal, state and local laws and environmental regulations. Under these laws, the Corporation is exposed to liability primarily as an owner or operator of real property and, as such, may be responsible for the cleanup or other remediation of contaminated property.

Contamination for which the Corporation may be liable could include historic contamination, spills of hazardous materials in the course of its tenants’ regular business operations and spills or releases of petroleum or other hazardous substances. An owner or operator can be liable for contamination in some circumstances whether or not the owner or operator knew of, or was responsible for, the presence of such contamination. In addition, the presence of contamination on property, or the failure to properly clean up or remediate such contamination when present, may materially and adversely affect the ability to sell or lease such contaminated property or to borrow using such property as collateral.

As an owner and operator of real property, the Corporation is also subject to various environmental laws that regulate the use, generation, storage, handling, and disposal of any hazardous substances used in the ordinary course of its business, including those relating to the storage of petroleum in aboveground or underground storage tanks, and the use of any ozone-depleting substances in cooling systems. The Corporation believes that it is in substantial compliance with applicable environmental laws.

Asbestos-containing material is present in some of the Corporation’s properties. Federal regulations require building owners and operators to identify and warn, via signs and labels, of potential hazards posed by workplace exposure to installed asbestos-containing materials in their building. The regulations also set forth employee training and record keeping requirements pertaining to asbestos-containing materials and potentially asbestos-containing materials. Significant fines can be assessed for violation of these regulations. Building owners and operators may be subject to an increased risk of personal injury lawsuits by workers and others exposed to asbestos-containing materials. The regulations may affect the value of a building containing asbestos-containing materials. Federal, state and local laws and regulations also govern the removal, release, encapsulation, disturbance, handling and/or disposal of asbestos-containing materials. Such laws may impose liability for improper handling or a release to the environment of asbestos-containing materials, including the imposition of substantial fines.

The cost of compliance with existing environmental laws has not had a material adverse effect on the Corporation’s financial condition and results of operations, and the Corporation does not believe it will have such an impact in the future. In addition, the Corporation has not incurred, nor does it expect to incur, any material costs or liabilities due to environmental contamination at properties it currently owns or has owned in the past. However, the Corporation cannot predict the impact of new or changed laws or regulations on its properties or on properties it may acquire in the future. The Corporation has no current plans for substantial capital expenditures with respect to compliance with environmental laws.

Insurance

The Corporation carries insurance on its properties of types and in amounts that it believes adequately insure all of its properties and are in line with coverage obtained by owners of similar properties. The Corporation has two wholly-owned captive insurance companies, Concordia Insurance L.L.C. (“Concordia”) and Chapman Insurance L.L.C. (“Chapman”). Concordia underwrites terrorism, general liability and workers compensation insurance programs for its wholly-owned properties. Chapman underwrites terrorism, general liability and workers compensation insurance programs for the Corporation’s joint venture properties and properties with respect to which the Corporation has third-party management agreements. Insofar as the Corporation owns Concordia and Chapman, it is responsible for their liquidity and capital resources; the accounts of Concordia and Chapman are part of the Corporation’s consolidated financial statements. If the Corporation experiences a loss and Concordia or Chapman is required to pay under its insurance policies, the Corporation would ultimately record the loss to the extent of such required payment. The Corporation’s terrorism insurance program maintains additional coverage from third-party commercial insurers.

Notes to the Consolidated Financial Statements
$ in thousands, except share, unit and per share amounts
11.	SEGMENT INFORMATION

The Corporation has determined that its reportable segments are those that are based on its method of internal reporting, which classifies its office operations by regional geographic area. This reflects a management structure with dedicated regional leasing and property management teams. The Corporation’s reportable segments by major metropolitan area for office operations in the United States are: Atlanta, Chicago, Dallas, Houston, Los Angeles/San Diego, New York, Washington, D.C. and other markets. The Corporation primarily evaluates operating performance based on internal operating income, which is defined as total revenue including tenant recoveries, parking, fee and other income less operating expenses and property taxes. Internal operating income also includes properties designated as held for disposition and reported as discontinued operations. Properties included in discontinued operations for the three and nine months ended September 30, 2006 and September 30, 2005 included: one in Tulsa, OK; one in Los Angeles, CA; one in St. Louis, MO; one in Charlotte, NC; and three in Washington, D.C. Internal operating income excludes property related depreciation and amortization expense. The accounting policies for purposes of internal reporting are the same as those described for the Corporation in Note 2 from the Corporation’s 2005 Annual Report on Form 10-K, Significant Accounting Policies, except that real estate operations conducted through unconsolidated joint ventures are consolidated on a proportionate line-by-line basis, as opposed to the equity method of accounting. All key financing, investing, capital allocation and human resource decisions are managed at the corporate level.

Notes to the Financial Statements
$ in thousands, except share, unit and per share amounts
The following presents internal operating income by reportable segment for the three months ended September 30, 2006 and 2005.
For the three months ended September 30, 2006 and 2005

	Office Properties
	Atlanta		Chicago		Dallas		Houston		Los Angeles/San Diego
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Property Operations
Total property revenue	$20,203	$19,745	$16,909	$17,789	$21,766	$22,293	$32,727	$30,488	$73,651	$32,327
Total property expense	(9,100)	(7,994)	(8,147)	(8,417)	(13,221)	(12,731)	(18,505)	(16,754)	(31,620)	(14,656)

Internal Operating Income	$11,103	$11,751	$8,762	$9,372	$8,545	$9,562	$14,222	$13,734	$42,031	$17,671

Internal Property Assets	$395,563		$404,538		$489,949		$424,328		$2,703,830

	Office Properties, continued
	New York		Washington, D.C.		Other Markets		Corporate & Other		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Property Operations
Total property revenue	$53,084	$52,920	$36,458	$36,460	$10,017	$15,887	$3,963	$2,245	$268,778	$230,154
Total property expense	(26,592)	(26,695)	(14,497)	(13,840)	(5,394)	(8,888)	(919)	(765)	(127,995)	(110,740)

Internal Operating Income	$26,492	$26,225	$21,961	$22,620	$4,623	$6,999	$3,044	$1,480	$140,783	$119,414

Internal Property Assets	$944,724		$1,035,295		$199,111		$218,758		$6,816,096

Notes to the Financial Statements
$ in thousands, except share, unit and per share amounts
The following presents internal operating income by reportable segment for the nine months ended September 30, 2006 and 2005.
For the nine months ended September 30, 2006 and 2005

	Office Properties
	Atlanta		Chicago		Dallas		Houston		Los Angeles/San Diego
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Property Operations
Total property revenue	$58,961	$58,738	$50,342	$55,548	$64,794	$64,851	$94,526	$87,769	$163,239	$83,060
Total property expense	(25,320)	(23,814)	(25,155)	(25,490)	(38,332)	(35,333)	(51,246)	(45,999)	(69,488)	(37,677)

Internal Operating Income	$33,641	$34,924	$25,187	$30,058	$26,462	$29,518	$43,280	$41,770	$93,751	$45,383

Internal Property Assets	$395,563		$404,538		$489,949		$424,328		$2,703,830

	Office Properties, continued
	New York		Washington, D.C.		Other Markets		Corporate & Other		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Property Operations
Total property revenue	$152,609	$153,874	$106,234	$104,354	$32,492	$52,166	$8,592	$7,569	$731,789	$667,929
Total property expense	(73,177)	(75,233)	(40,633)	(38,693)	(17,244)	(29,005)	(1,784)	2,237	(342,379)	(309,007)

Internal Operating Income	$79,432	$78,641	$65,601	$65,661	$15,248	$23,161	$6,808	$9,806	$389,410	$358,922

Internal Property Assets	$944,724		$1,035,295		$199,111		$218,758		$6,816,096

The following is a reconciliation of internal operating income to (loss) income from continuing operations.

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Internal property revenue	$268,778	$230,154	$731,789	$667,929
Less: Real estate joint venture property revenue	(30,254)	(26,761)	(88,093)	(78,708)
Less: Discontinued operations	(82)	(12,125)	(2,703)	(44,437)

Total revenues	238,442	191,268	640,993	544,784

Internal property operating expenses	(127,995)	(110,740)	(342,379)	(309,007)
Less: Real estate joint venture operating expenses	15,093	13,214	42,348	37,620
Less: Discontinued operations	137	6,140	1,021	17,177

Total operating expenses and property taxes	(112,765)	(91,386)	(299,010)	(254,210)

General and administrative	(9,297)	(9,119)	(30,583)	(28,134)
Depreciation and amortization	(68,705)	(44,519)	(176,594)	(123,948)
Interest and other income	1,541	2,029	4,776	5,276
Loss on early debt retirement	—	(5,906)	(312)	(5,920)
Recovery on insurance claims	—	74	113	74
Interest expense	(59,854)	(36,998)	(144,743)	(103,802)
Lawsuit settlement	108	875	525	1,635
(Provision) Benefit for income and other corporate taxes, net	(706)	930	(2,024)	3,246
Minority interest	44	(623)	(1,152)	(1,058)
Income from unconsolidated real estate joint ventures	1,990	3,297	7,519	11,874

(Loss) Income from Continuing Operations	$(9,202)	$9,922	$(492)	$49,817

The following is a reconciliation of internal property assets to consolidated total assets.

September 30,
2006
Internal property assets	$6,816,096
Less: Pro rata real estate joint venture assets	(588,379)
Add: Investment in unconsolidated real estate joint ventures	145,956

Total Assets	$6,373,673